10/18



06017714

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Hawkeye Gold & Diamond

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 30 2006
THOMSON
FINANCIAL

FILE NO. 82- 02435

FISCAL YEAR 5-31-06

• Complete for initial submissions only *•• Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 10/26/06

82-02435

ARLS
5-31-06


HAWKEYE
GOLD & DIAMOND INC.

Audited Consolidated Financial Statements for the fiscal year ended May 31, 2006
Notes to Audited Consolidated Financial Statements for the fiscal year ended May 31, 2006; and
Form 51-102F1 - Management Discussion and Analysis for the 4th quarter and year ended May 31, 2006


HAWKEYE
GOLD & DIAMOND INC.

BC FORM 51-901F

SCHEDULE A: Financial Statements

ISSUER DETAILS

For the Year Ended:	May 31, 2006
Date of the Report:	September 28, 2006
Name of Issuer:	HAWKEYE GOLD & DIAMOND INC.
Issuers Address:	Suite 2302 – 120 Milross Avenue Vancouver, BC, Canada V6A 4K7
Issuer Phone Number:	(604) 878-1339
Issuer Fax Number:	(604) 688-3402
Issuer Email Address:	hko@hawkeyegold.com
Issuer Website Address:	www.hawkeyegold.com
Contact Person:	Greg Neeld
Contact Position:	President & CEO
Contact Phone Number:	(604) 878-1339
Contact Email Address:	greg@hawkeyegold.com

CERTIFICATE

The one attached **"SCHEDULE "A" – Financial Statements"** required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors of the Company. A ~~copy of this Quarterly Report~~ will be provided to any shareholder who requests it.



Directors Name: Greg Neeld **Date Signed:** September 28, 2006



Directors Name: Andrea Plourde **Date Signed:** September 28, 2006

HAWKEYE GOLD & DIAMOND INC.

Consolidated Financial Statements

May 31, 2006 and 2005

Index

berris mangan

AUDITORS' REPORT

To the Shareholders of
Hawkeye Gold & Diamond Inc.

We have audited the consolidated balance sheet of Hawkeye Gold & Diamond Inc. (the "Company") as at May 31, 2006 and the consolidated statements of operations and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at May 31, 2005 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated September 28, 2005.

Berris Mangan

Vancouver, BC
August 30, 2006

Chartered Accountants

1827 West 5th Avenue
Vancouver, BC V6J 1P5
604.682.8492 tel
604.682.4752 fax

www.berrismangan.com

BERRIS MANGAN ELLIOTT SHIKAZE GALBRAITH AXWORTHY INFANTI
A PARTNERSHIP OF INCORPORATED PROFESSIONALS

HAWKEYE GOLD & DIAMOND INC.

(See basis of presentation - Note 1)
Consolidated Balance Sheets
May 31, 2006 and 2005

	2006	2005
ASSETS		
Current		
Cash	$ 47,781	$ 58,494
Accounts receivable	61,338	2,696
Prepaid expenses and deposits	2,686	4,960
	$ 111,805	$ 66,150
Equipment (note 4)	9,123	11,130
Mineral property interests (schedules 1 and 2, note 5)	67,746	482,992
	$ 188,674	$ 560,272
LIABILITIES		
Current		
Bank indebtedness	$ 14,756	$ 14,756
Accounts payable and accrued liabilities (note 11 (d))	211,743	340,206
Loans payable (note 6)	86,500	108,400
	$ 312,999	$ 463,362
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital (note 7 (b))	$ 8,778,988	$ 7,132,726
Contributed surplus (note 8 (d))	288,484	131,367
Deficit	(9,191,797)	(7,167,183)
	$ (124,325)	$ 96,910
	$ 188,674	$ 560,272

Commitments (note 5 (a) (ii))

On behalf of the Board:



Greg Neeld



Andrea Plourde

See accompanying notes to the financial statements

HAWKEYE GOLD & DIAMOND INC.

Consolidated Statements of Operations and Deficit
Years Ended May 31, 2006 and 2005

	2006	2005
Expenses		
Advertising, entertainment, and promotion (note 11(e))	$ 90,099	$ 65,139
Amortization	4,273	3,660
Automobile	8,436	3,353
Bank and financing charges and interest (note 6)	5,305	30,175
Consulting fees	8,860	45,353
Filing and regulatory fees	23,856	5,067
Management fees (notes 11 (a), (b), and (c))	156,500	121,550
Office and miscellaneous	25,008	22,347
Professional fees	98,888	117,954
Public relations	3,216	5,254
Rent (note 11 (e))	47,493	30,485
Stock-based compensation (note 8 (d))	157,117	27,100
Telecommunications	21,387	18,497
Transfer agent	11,489	13,134
Travel and convention	15,571	15,778
Wages and benefits (note 11 (c))	4,500	3,300
	$ 681,998	$ 528,146
Loss from operations	$ (681,998)	$ (528,146)
Writedown of mineral property interests (note 5)	(1,342,616)	-
Loss for the year	$ (2,024,614)	$ (528,146)
Deficit, beginning of year	(7,167,183)	(6,639,037)
Deficit, end of year	$ (9,191,797)	$ (7,167,183)
Loss per share - basic and diluted	$ (0.11)	$ (0.06)
Weighted average number of common shares outstanding - basic and diluted	17,711,391	8,609,369

See accompanying notes to the financial statements

HAWKEYE GOLD & DIAMOND INC.

Consolidated Statements of Cash Flows
Years Ended May 31, 2006 and 2005

	2006	2005
Cash flows from (used in) operating activities		
Loss for the year	$ (2,024,614)	$ (528,146)
Adjustments for:		
Amortization of property and equipment	4,273	3,660
Accrued finance fee	4,000	23,400
Stock-based compensation	157,117	27,100
Writedown of mineral property interests	1,342,616	-
	$ (516,608)	$ (473,986)
Changes in non-cash working capital:		
Decrease (increase) in accounts receivable	(58,642)	2,606
Decrease (increase) in prepaid expenses and deposits	2,274	(401)
Increase (decrease) in accounts payable and accrued liabilities	(148,463)	58,772
	$ (721,439)	$ (413,009)
Cash flows from (used in) investing activities		
Property acquisition costs incurred	$ (6,305)	$ (14,163)
Deferred exploration expenditures incurred	(773,565)	(405,810)
Purchase of equipment	(2,266)	(9,607)
	$ (782,136)	$ (429,580)
Cash flows from (used in) financing activities		
Increase (decrease) in loans payable	(25,900)	85,000
Proceeds from share issuances	1,591,850	880,910
Share issuance costs	(73,088)	(73,476)
	$ 1,492,862	$ 892,434
Net increase (decrease) in cash and equivalents	$ (10,713)	$ 49,845
Cash and equivalents, beginning of year	43,738	(6,107)
Cash and equivalents, end of year	$ 33,025	$ 43,738
Cash and equivalents consists of:		
Cash	$ 47,781	$ 58,494
Bank indebtedness	(14,756)	(14,756)
	$ 33,025	$ 43,738
Supplemental information		
Interest paid	$ 292	$ 1,129

See accompanying notes to the financial statements

1. Nature of Operations and Basis of Presentation

The Company is an exploration stage company and its primary business is the exploration for and development of natural resources in Canada and Mexico.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company experienced a loss of $2,024,614 for the year ended May 31, 2006 (2005 - $528,146) and as at May 31, 2006 has a deficit of $9,191,797 (May 31, 2005 - $7,167,183) and a working capital deficiency of $201,194 (May 31, 2005 - $397,212). These factors, among others, indicate uncertainty about the Company's ability to continue to operate as a going concern.

The ability of the Company to operate as a going concern is dependent on continued financial support from its shareholders, the ability to develop viable business opportunities and to commence profitable operations, and the ability to obtain adequate financing to meet operating requirements. The outcome of these matters cannot be predicted at this time. However, management of the Company believes that these objectives will be met, allowing the Company to continue to operate. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2. Significant Accounting Policies

a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary companies, Foch Electronics (Canada) Inc. and Hawkeye Oro de Mexico S.A. de C.V. (a Mexican company). All inter-company amounts have been eliminated on consolidation. Foch Electronics (Canada) Inc. was inactive as at May 31, 2006.

b) Equipment

Equipment is recorded at cost. Amortization is provided for on a declining balance basis at the following annual rates:

Computer equipment	30%
Computer software	100%
Office equipment	20%

In the year of acquisition, the rate used is one-half of that shown above.

2. **Significant Accounting Policies** (continued)

c) Mineral Property Interests

The Company is in the exploration stage and initially defers all expenditures related to mineral properties until such time as the properties are put into commercial production, sold or abandoned. Under this method the amounts shown as mineral properties represent costs incurred to date less amounts amortized and/or written off, and do not necessarily represent present or future values. If the properties are put into commercial production, the costs that have been capitalized are depleted based upon the estimated proven reserves available. If the properties are sold or abandoned, the costs will be charged to operations. The Company does not accrue the estimated future costs of maintaining in good standing its mineral properties.

On an ongoing basis, the carrying amount of capitalized mineral costs prior to the establishment of proven reserves is reviewed on a property-by-property basis to consider if any impairment exists. Management's determination of impairment is based on whether the Company's exploration programs have significantly changed, such that previously identified resource targets are no longer being pursued, or whether exploration results to date are promising, and whether additional exploration work is being planned in the near future.

In the event that reserves are identified, the carrying amounts of a mineral interest, on a property-by-property basis, are reviewed by management at least annually to determine if they have become impaired. If impairment is deemed to exist, the mineral property will be written down to its estimated net recoverable value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the identification of economically recoverable reserves, the Company's ability to obtain the necessary financing to undertake production and to realize profitable production, or proceeds from the disposition thereof. Management's estimates of recoverability of the Company's investment are based on current conditions. However, it is possible that changes could occur in the near term, which could adversely affect management's estimates and may result in future writedowns of capitalized property carrying values.

Management has determined each property to be a separate cost centre for the purpose of applying these assessments.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

2. Significant Accounting Policies (continued)

d) Income Taxes

Income taxes are accounted for using the liability method. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on future taxes of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. Future tax benefits are recognized to the extent that realization of such benefits is considered more likely than not.

e) Loss per Share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated in accordance with the treasury stock method and is calculated by dividing net earnings (loss) applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued. The number of additional shares potentially issued is calculated by assuming that the proceeds from the shares so issued are used to acquire shares of common stock at the average market price during the reported year.

f) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results may differ from those estimates.

g) Stock Based Compensation

The Company has a stock-based compensation plan which is described in note 8. All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. The fair value of the stock options is calculated using the Black Scholes method at the date of grant and is amortized over the vesting period, with the offsetting credit to contributed surplus. If the stock options are exercised, the proceeds are credited to share capital, and the applicable amounts of contributed surplus are transferred to share capital.

2. Significant Accounting Policies (continued)

h) Cash and Equivalents

Cash and equivalents includes cash, bank indebtedness, and highly liquid short term market investments with terms to maturity of three months or less.

i) Foreign Currency Translation

The Canadian dollar is considered the functional currency of the Company. Foreign currency denominated assets and liabilities are translated at the exchange rate prevailing at the balance sheet date for monetary items and at the transaction date for non-monetary items. Revenues and expenses are translated at appropriate average exchange rates for the year. Gains and losses related to foreign exchange are included in net income.

The Company's Mexican subsidiary is considered financially and operationally dependent on the Company and its activities are therefore considered integrated operations. Amounts in the accounts of the subsidiary recorded in foreign currency are translated into Canadian dollars in the same manner as described above.

j) Warrants

Proceeds from issuances by the Company of units consisting of shares and warrants are allocated based on the residual method, whereby the carrying amount of the warrants is determined based on any difference between gross proceeds and the estimated fair market value of the shares. If the proceeds from the offering are less than or equal to the estimated fair market value of shares issued, a nil carrying amount is assigned to the warrants.

k) Asset Retirement Obligations

The Company must recognize any legal liability for obligations relating to retirement of long-lived assets, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs are recognized at fair value when a reasonable estimate of fair value can be made, in the period in which the costs are incurred. These amounts are added to the carrying amount of the asset, and amortized to income on a systematic basis over the useful life of the asset.

3. Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The Company's financial instruments consist of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, and loans payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risk arising from these financial instruments. The fair value of these financial instruments approximates carrying amounts, unless otherwise noted.

Accounts receivable includes amounts totalling $58,172, which represent Mexican value added tax incurred on expenditures related to the project described in Note 5 (b). A planned claim for a refund of the tax has not yet been made and the ability of the Company to recover the amount is uncertain.

The Company undertakes certain transactions in U.S. Dollars and Mexican Pesos, and as such is exposed to currency risk due to fluctuations in exchange rates. The Company does not undertake hedging activities to reduce its exposure to this risk.

4. Equipment

Equipment at May 31, 2006 consisted of the following:

	Cost	Accumulated Amortization	Amortized Cost
Computer equipment	$ 28,122	$ 22,413	$ 5,709
Computer software	2,512	2,512	-
Office equipment	7,254	3,840	3,414
	$ 37,888	$ 28,765	$ 9,123

Equipment at May 31, 2005 consisted of the following:

	Cost	Accumulated Amortization	Amortized Cost
Computer equipment	$ 28,122	$ 19,967	$ 8,155
Computer software	2,512	1,256	1,256
Office equipment	4,989	3,270	1,719
	$ 35,623	$ 24,493	$ 11,130

5. Mineral Property Interests

Mineral Property Interests are detailed as follows:

	2006	2005
Property acquisition costs	$ 47,662	$ 67,662
Deferred exploration expenditures	20,084	415,330
	$ 67,746	$482,992

a) DEDEE RHODE and DIXIE BELL Claims

(i) Under the terms of an option agreement dated April 23, 2003, the Company acquired an option to earn a 100% interest in the DEDEE RHODE and DIXIE BELL claim blocks, located in the Red Lake mining district of northwest Ontario, subject to the Company paying staking costs totaling $5,356, making cash payments totaling $75,500 over four years, issuing a total of 25,000 common shares over three years, and incurring exploration expenses totaling $12,000 by the first anniversary date. The claims are subject to a 2% net smelter return in favour of the Optionor and the Company has the exclusive right and option to purchase up to one-half of the royalty entitlement (1%) from the Optionor for $1,000,000, exercisable until the third anniversary of the date of commencement of commercial production.

The Company incurred none of the required $12,000 in exploration expenditures by the first anniversary date. Pursuant to an amendment dated April 14, 2004 to the above-noted agreement, the Optionor granted the Company an extension to July 29, 2004 to complete its first-year minimum work program on the claims. In consideration for this extension, the Company agreed to issue to the Optionor an additional 12,500 common shares of the Company by May 5, 2004, and an additional 12,500 shares by May 5, 2005, thereby increasing the number of shares payable to the Optionor by the first and second anniversary dates from 6,250 shares to 18,750 shares.

During the year ended May 31, 2004, the Company made aggregate cash payments of $5,000 and issued an aggregate of 18,750 common shares in respect to the exercise of its option on the claims, thereby satisfying its first anniversary date commitments with respect to cash payments and common share issuances.

5. Mineral Property Interests (continued)

During the year ended May 31, 2005, the Company negotiated a further amending agreement dated July 28, 2004 with the Optionor of the claims whereby the Optionor granted the Company a further extension of the date by which the Company was required to complete its first year minimum work program on the claims. This amending agreement extended the deadline from July 29, 2004 to September 30, 2004 and was subsequently further extended to December 31, 2004. As consideration for this extension, the Company was required to incur an additional $2,000 in exploration expenditures on the claims, for a total of $14,000. In addition, the Company paid $2,000 to the Optionor of the claims as consideration for the extension to the first year minimum work program.

During the year ended May 31, 2005, the Company made aggregate cash payments of $10,000, and issued an aggregate of 27,750 common shares (note 7b) in respect to the exercise of its option on the claims, thereby satisfying its second anniversary date commitments with respect to cash payments and common share issuances. In addition, pursuant to an amending agreement between the Company and the Optionor dated May 5, 2005, the Company agreed to issue to the Optionor an additional 9,000 common shares of the Company (included in the 27,750 shares mentioned above) in return for the Optionor agreeing to reduce the Company's first year minimum work commitment for the claims from $14,000 to nil.

During the year ended May 31, 2005, the Company also incurred a total of $4,308 in consulting fees and $10,420 in staking costs. The staking costs that were incurred on the claims was a result of the Company allowing the anniversary dates for the claims to expire and the Company had to re-stake the claims to keep them in good standing for an additional two years for assessment purposes.

Pursuant to the terms of the option agreement, the Company was required to pay $20,000 and issue 6,250 common shares to the Optionor not later than May 5, 2006 to maintain the option. The Company failed to meet those obligations.

On May 31, 2006, the Company entered into a further amending agreement with the Optionor whereby the Optionor agreed to accept 100,000 shares in lieu of $10,000 of the required cash payment, and to accept payment of the remaining cash in installments over time. As a result, the Company was required to pay $3,000 by June 30, 2006, $7,000 by August 15, 2006, and to issue 106,250 common shares of the Company to the Optionor by June 30, 2006.

5. **Mineral Property Interests** (continued)

The $3,000 cash payment and issuance of 106,250 common shares occurred in July of 2006.

The Company failed to make the $7,000 cash payment by August 15, 2006. The Optionor then agreed on August 29, 2006 to allow the Company until October 6, 2006 to make the required payment either in cash or by the issuance of 100,000 shares.

(ii) The Company is required to pay an additional $38,000 to the Optionor by May 5, 2007.

(iii) The Company did not actively develop the properties during the 2006 year. Management has indicated that it intends to develop the properties as soon as appropriate financing is obtained.

b) SAN CARLOS Claims

Pursuant to the original property option agreement (the "Original San Carlos Agreement") dated March 4, 2004 entered into between the Company, Compania Minera Zapata S.A. de C.V., and Almaden Minerals Ltd. (collectively the "San Carlos Optionor"), the Company acquired an option to earn a 51% legal and beneficial interest in a group of mineral claims (the "San Carlos Claims") encompassing approximately 11,000 hectares of property located in the state of Tamaulipas, Mexico, near San Carlos. The Company was to be the operator in respect of work programs on the San Carlos Claims.

In order for the Company to earn a 51% interest in the San Carlos Claims under the terms of the Original San Carlos Agreement, it was required to issue 100,000 common shares of the Company (issued on March 17, 2004) to the San Carlos Optionor within five business days of having received TSX Venture Exchange approval of the San Carlos Agreement (the "Effective Date" - March 15, 2004), 100,000 common shares of the Company not later than each of the first and second anniversaries of the Effective Date, and 200,000 common shares of the Company not later than the third anniversary of the Effective Date. The Company also was required to incur a minimum of $350,000 USD in exploration expenditures not later than the first anniversary of the Effective Date, and incur further minimum exploration expenditures of $1,650,000 USD not later than the fourth anniversary of the Effective Date.

The Company could also have earned an additional 9% interest in the San Carlos Claims, for a total interest of 60%, by issuing 100,000 common shares of the Company not later than each of the fourth, fifth, and sixth anniversaries of the Effective Date. The Company also was required to incur a minimum of $2,000,000 USD of exploration expenditures not later than the seventh anniversary of the Effective Date.

5. Mineral Property Interests (continued)

Upon earning its 51% interest in the San Carlos Claims, the Company intended to enter into a joint venture agreement with the San Carlos Optionor.

A 2% net smelter return was reserved to the San Carlos Optionor of certain of the San Carlos Claims.

During the year ended May 31, 2004, the Company issued 100,000 common shares in respect to the exercise of its option on the property. The Company did not incur any resource property expenditures during the year ended May 31, 2004.

During the year ended May 31, 2005, the Company incurred exploration expenditures of $395,246 on the San Carlos Claims in connection with the above-noted first year minimum work program required to be performed on the claims.

Effective April 13, 2005, the Company and the Optionor of the San Carlos Claims entered into a new property option agreement (the "New San Carlos Agreement") with respect to the San Carlos Claims. The San Carlos Optionor notified the Company that it was in default of certain provisions of the original San Carlos Agreement, dated March 4, 2004, as a result of the Company failing to defray the tax obligations related to the San Carlos Claims and meet its first year minimum work requirements over the claims. In connection with entering into the New San Carlos Agreement, the Company agreed to pay $45,475 (paid during the 2006 year) in full satisfaction of the tax obligations and agreed to issue 750,000 common shares of the Company (issued during the 2006 year) to the San Carlos Optionor in lieu of the Company's shortfall of approximately $100,000 in the minimum required property expenditures required to be incurred no later than March 15, 2005 (the original first anniversary date).

In order for the Company to earn a 51% interest in the San Carlos Claims under the new San Carlos Agreement, it was required to issue 100,000 common shares of the Company (issued during the 2006 year) to the San Carlos Optionor within five business days of having received TSX Venture Exchange approval for the New San Carlos Agreement, being August 12, 2005 (the "New Effective Date"), 100,000 common shares of the Company not later than the first anniversary of the New Effective Date, and 200,000 common shares of the Company not later than the second anniversary of the New Effective Date. The Company was also to incur a minimum of $450,000 USD in exploration expenditures not later than the first anniversary of the New Effective Date, incur a further minimum of $550,000 USD in exploration expenditures not later than the second anniversary of the New Effective Date, and incur a further minimum of $1,000,000 USD in exploration expenditures not later than the third anniversary of the New Effective Date. All shares issued pursuant to the terms of the New San Carlos Agreement are subject to a four month hold period from their respective dates of distribution.

5. Mineral Property Interests (continued)

During the year ended May 31, 2006, the Company met its share issuance requirements as described above. The Company also incurred Cdn $773,565 (approx. US $642,000) of exploration expenditures, thereby meeting the first year requirements under the New San Carlos Agreement. However, the results of the completed drilling program were considered poor and management in conjunction with the consulting geologist on the project has decided to end any further exploration activities on this claim.

Management provided termination notice to the San Carlos Optionor on July 25, 2006. The Company is required to leave the claims in good standing for a period of at least 90 days from the date of termination, however the Optionor has assumed property tax obligations in respect to the claims as a result of the termination.

As a result of the termination, the capitalized expenditures on this property as at May 31, 2006 totalling $1,336,311 have been written off.

c) AFRICAN PROJECT Claims

During the year ended May 31, 2006, the Company made a non-refundable deposit of $6,305 in respect to certain diamond claims situated in South Africa. Discussions to conclude an option agreement were unsuccessful and management has decided to abandon this project. As a result, the invested amount of $6,305 as at May 31, 2006 has been written off.

Ownership of mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, such ownership interests are in good standing.

6. Loans Payable

Loans payable by the Company to an individual lender are detailed as follows:

	Year Ended May 31, 2006	Year Ended May 31, 2005
Balance, beginning of year	$ 108,400	$ -
Repayment of loan principal	(68,400)	-
Loan principal advanced	42,500	85,000
Finance fee charged	4,000	23,400
Balance, end of year	$ 86,500	$ 108,400

6. Loans Payable (continued)

These loans are unsecured and do not have any specified terms of repayment. The loans are non interest-bearing but are subject to a financing fee, which increases if the loans are not paid in full within thirty days of the funds being advanced. Subsequent to May 31, 2006, the finance fee owed by the Company increased from $4,000 to $16,500 since the principal balance remained unpaid after thirty days.

7. Share Capital

a) Authorized:

Unlimited common shares without par value.

Effective April 3, 2006, the authorized share capital of the Company was increased to an unlimited number of common shares without par value.

b) Issued:

	Shares	Amount
Balance, May 31, 2004	5,979,052	$6,243,629
Issued during the year		
Agent's commission	3,850	962
Agent's corporate finance fee	40,000	10,000
Exercise of share purchase warrants	77,000	13,860
Finders' fees	20,754	7,264
Private placements	4,094,428	944,550
Pursuant to property acquisition agreements:		
- DEDEE RHODE and DIXIE BELL Claims	27,750	4,163
Less: share issue costs	-	(91,702)
Balance, May 31, 2005	10,242,834	$7,132,726
Issued during the year		
Agent's commission	16,000	2,400
Private placements	13,914,340	1,591,850
Pursuant to property acquisition agreements:		
- SAN CARLOS PROJECT (note 5b)	850,000	127,500
Less: share issue costs	-	(75,488)
Balance, May 31, 2006	25,023,174	$8,778,988

7. Share Capital (continued)

Year-ended May 31, 2006:

(i) The Company received TSX Venture Exchange acceptance for a non-brokered private placement, and issued the first traunch of 1,150,000 units at $0.15 per unit for gross proceeds of $172,500 in May of 2005. During the 2006 year, the Company issued the remaining units. The second traunch consisted of 2,108,333 units at $0.15 per unit and 3,100,000 units at $0.1306451 per unit for gross proceeds of $721,250.

Each unit consists of one common share of the Company and one-half common share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share of the Company at the price of $0.20 per share for a period of 18 months following the closing date.

In connection with this private placement, the Company paid finder's fees consisting of 16,000 units at a price of $0.15 per unit (totaling $2,400) of the Company, with the same terms as described above, 269,167 share purchase warrants with the same terms as described above, and $25,100 cash.

(ii) The Company received TSX Venture Exchange acceptance for a non-brokered private placement of 6,836,000 units at a price of $0.10 per unit, for gross proceeds of $683,600 the closing of which occurred on February 7, 2006.

Each unit consists of one common share of the Company and one common share purchase warrant. Each whole warrant may be exercised to acquire one additional common share of the Company at a price of $0.15 per share until August 7, 2007. The common shares are subject to a four month hold period from closing.

In connection with the private placement, the Company paid finder's fees consisting of 428,100 share purchase warrants and $37,588 cash. The warrants have the same terms as those described above.

(iii) On March 9, 2006 the Company completed a private placement of 1,870,000 units at a price of $0.10 per unit for gross proceeds of $187,000. Each unit consists of one common share of the Company and one common share purchase warrant. Each whole warrant may be exercised to acquire one additional common share at a price of $0.15 per share until September 9, 2007. The common shares are subject to a four month hold period from closing.

7. Share Capital (continued)

In connection with this private placement, the Company paid finder's fees consisting of 130,000 share purchase warrants and $10,400 cash. The warrants have the same terms as those described above.

Year-ended May 31, 2005:

(iv) The Company received TSX Venture Exchange acceptance for a non-brokered private placement of 359,428 units at a price of $0.35 per unit, for gross proceeds of $125,800, the closing of which occurred on June 22, 2004.

Each unit consisted of one common share of the Company and one-half common share purchase warrant. Each whole share purchase warrant permitted the holder to purchase one additional common share of the Company at a price of $0.50 per share until June 22, 2005.

In connection with this private placement, the Company paid finder's fees consisting of 20,754 units and $2,800 cash.

(v) The Company received TSX Venture Exchange acceptance for a brokered private placement of 2,585,000 units at a price of $0.25 per unit, for gross proceeds of $646,250, the closing of which occurred on August 11, 2004.

Each unit consisted of one common share of the Company and one common share purchase warrant. Each share purchase warrant permitted the holder to purchase one additional common share of the Company at the price of $0.35 per share until August 11, 2005.

In connection with this private placement, the Company paid its agent an administration fee of $7,500 cash, a corporate finance fee of 40,000 units, 517,000 Agent's Warrants, and a commission consisting of 3,850 units and $50,738 cash.

c) Share purchase warrants outstanding as at May 31, 2006 were as follows:

Number of Shares	Price per Share	Expiry Date
525,000	$0.20	November 2, 2006
50,000	$0.20	December 1, 2006
2,881,334	$0.20	February 11, 2007
7,264,100	$0.15	August 7, 2007
2,000,000	$0.15	September 9, 2007

7. Share Capital (continued)

During the year ended May 31, 2006, no share purchase warrants were exercised. During the year ended May 31, 2006, 5,540,941 share purchase warrants of the Company expired unexercised.

Share purchase warrants outstanding as at May 31, 2005 were as follows:

Number of Shares	Price per Share	Expiry Date
750,000	$0.20	June 20, 2005
190,091	$0.50	June 22, 2005
3,145,850	$0.35	August 11, 2005
585,000	$0.18	October 1, 2005
870,000	$0.20	December 2, 2005
525,000	$0.20	November 2, 2006
50,000	$0.20	December 1, 2006

During the year ended May 31, 2005, 77,000 share purchase warrants were exercised at a price of $0.18 per share, resulting in net proceeds of $13,860.

During the year ended May 31, 2005, no share purchase warrants of the Company expired unexercised.

d) As at May 31, 2006, there were no shares (May 31, 2005 - 23,438) held in escrow.

8. Stock Options

On March 17, 2006 the Company received TSX Venture Exchange approval for its current stock option plan, reserving a maximum of 10% of the issued shares of the Company for issuance under the plan. The shareholders of the Company had approved this plan on November 29, 2005.

Stock options issued and outstanding are detailed as follows:

	May 31, 2006		May 31, 2005	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of year	906,270	$ 0.24	433,021	$ 0.15
Options cancelled during the year	-	$ -	(30,001)	$ 0.15
Options exercised during the year	-	$ -	-	$ -
Options expired during the year	(39,948)	$ 0.15	(38,750)	$ 0.15
Options granted during the year	1,408,447	$ 0.14	542,000	$ 0.30
Options outstanding and exercisable, end of year	2,274,769	$ 0.18	906,270	$ 0.24

8. Stock Options (continued)

The stock options outstanding as at May 31, 2006 expire as follows:

Number of Shares	Price per Share	Expiry Date
53,573	$ 0.15	January 18, 2007
79,250	$ 0.15	June 5, 2007
191,499	$ 0.15	October 2, 2008
542,000	$ 0.30	February 15, 2010
725,447	$ 0.15	October 11, 2010
683,000	$ 0.12	February 14, 2011
2,274,769		

a) On October 11, 2005 the Company granted 725,447 stock options to consultants and directors of the Company. The Company calculated stock-based compensation expense of these options using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 3.66%, dividend yield of 0%, volatility of 94.61%, and expected life of 5 years. The fair value of these options was estimated at approximately $0.115 per share, resulting in stock-based compensation expense of $83,213 for the 2006 year.

b) On February 14, 2006, the Company granted 683,000 stock options to consultants and directors of the Company. The Company calculated stock-based compensation expense of these options using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 4.11%, dividend yield of 0%, volatility of 83.7%, and expected life of 5 years. The fair value of these options was estimated at approximately $0.108 per share, resulting in stock-based compensation expense of $73,904 for the 2006 year.

c) During the year ended May 31, 2005, the Company granted 542,000 stock options to consultants and directors of the Company. The Company calculated stock-based compensation expense of these options using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 3.63%, dividend yield of 0%, volatility of 45.74%, and expected life of 5 years. The fair value of these options was estimated at $0.05 per share, resulting in stock-based compensation expense of $27,100 for the 2005 year.

d) The Company incurred stock-based compensation expense totaling $157,117 for the 2006 year as described in Notes 8 (a) and (b). As a result, contributed surplus increased to $288,484 as at May 31, 2006.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the available models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

The weighted average remaining contractual life of outstanding incentive stock options at May 31, 2006 is 3.94 years (May 31, 2005 - 3.83 years).

HAWKEYE GOLD & DIAMOND INC.

Notes to Consolidated Financial Statements
May 31, 2006 and 2005

9. Income Taxes

Income tax expense recorded in these consolidated financial statements differs from the amount that would be computed by applying federal and provincial statutory income tax rates to the loss before income taxes.

	May 31 2006	May 31 2005
Expected tax recovery at combined federal and provincial rates of 34.2% (2005: 35.6%)	$ 692,418	$ 188,020
Net effect of non-deductible expenses	(529,537)	165,481
Effect of expiry of tax losses	(115,890)	(409,534)
Expected increase (decrease) in tax asset	46,991	(56,033)
Effect of tax rate reductions	(63,558)	(52,626)
Decrease (increase) in allowance for uncertain realization	16,567	108,659
Increase in tax asset per financial statements	$ -	$ -

The components of future income tax assets are as follows:

	May 31, 2006	May 31, 2005
Future income tax assets:		
Non-capital losses carried forward	$ 1,004,950	$ 1,104,179
Financing and other	55,379	-
Unused cumulative Canadian exploration and development expenses	428,305	401,022
	1,488,634	1,505,201
Less: Valuation allowance	(1,488,634)	(1,505,201)
	$ -	$ -

The valuation allowance reflects the Company's assessment that the tax assets are not likely to be realized.

The Company has non-capital losses totaling approximately $2,947,000, which are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire commencing in the 2007 and subsequent years. Unused exploration and development expenses may be carried forward indefinitely.

10. Non-Cash Financing Activities

During the year ended May 31, 2006, the Company undertook the following non-cash financing activities:

a) In connection with the non-brokered private placement described (note 7b)(i):

- Issued 16,000 units at a price of $0.15 per share, representing a commission paid to the Agent.

b) In connection with the Company's share payment obligations to the Optionor of the San Carlos Property Claims (note 5b):

- Issued 750,000 common shares at a price of $0.15 per share, representing a settlement of the Company's shortfall in the minimum required property expenditures required to be incurred no later than March 15, 2005;

- Issued 100,000 common shares at a price of $0.15 per share, representing the first share payment required under the New San Carlos Agreement.

c) In connection with the Company's obligations to the Optionor of the Dedee Rhode and Dixie Bell Claims (note 5a):

- Accrued liabilities totaling $20,000 in respect to the obligation of the Company to the Optionor in order to maintain the option.

d) In connection with the Company's issuance of stock options to directors and consultants (notes 8a and 8b):

- Granted 1,408,447 stock options with a total estimated fair value of $157,117 which was charged to operations for the 2006 year.

During the year ended May 31, 2005, the Company issued common shares in connection with the following non-cash financing activities:

a) In connection with the Company's June 22, 2004 non-brokered private placement (note 7b (iv)):

- Issued 20,754 common shares at a price of $0.35 per share, representing a finder's fee.

b) In connection with the Company's August 11, 2004 brokered private placement (note 7b (v)):

- Issued 40,000 common shares at a price of $0.25 per share, representing a corporate finance fee paid to the Agent;

10. Non-Cash Financing Activities (continued)

- Issued 3,850 common shares at a price of $0.25 per share, representing a commission paid to the Agent.

c) In connection with the Company's share payment obligations to the Optionor of the Dedee Rhode and Dixie Bell Property Claims (notes 5a and 7b):

- 18,750 common shares at a price of $0.15 per share, representing the Company's second anniversary share payment obligations for the claims;

- 9,000 common shares at a price of $0.15 per share, representing share payment in consideration for the Optionor agreeing to reduce the Company's first-year minimum work commitment for the claims from $14,000 to nil.

d) In connection with the Company's issuance of stock options to directors and consultants (note 8c):

- Granted 542,000 stock options with a total estimated fair value of $27,100 which was charged to operations for the 2005 year.

11. Related Party Transactions

a) During the 2006 year, $105,000 (2005 - $60,000) was paid to the President, who is also a director of the Company, as management fees.

b) During the 2006 year, other directors were paid a total of $1,500 (2005 - $3,800) by the Company as management fees.

c) During the 2006 year, $54,000 (2005 - $60,250) was paid to two individuals related to the President of the Company as compensation for services rendered.

d) A balance of $9,532 at May 31, 2006 (May 31, 2005 - $15,327) due to the President of the Company is included in accounts payable and accrued liabilities.

e) During the 2006 year, cash payments of $12,900 were made to the President of the Company as allowances for meals and entertainment expenses. During the 2006 year, $36,800 was paid to a third party as rent on behalf of the President.

The above-noted transactions have been reported at the exchange amount, which is the amount agreed to by the related parties.

12. Segmented Reporting

Geographic segments

The Company held mineral property interests located in geographic regions with costs as follows:

	May 31, 2006	May 31, 2005
Canada	$ 67,746	$ 47,746
Mexico	-	435,246
	$ 67,746	$ 482,992

13. Subsequent Events

Significant events occurring subsequent to May 31, 2006 which are not disclosed elsewhere in these financial statements are described as follows:

a) Subsequent to May 31, 2006, the Company obtained additional loans totaling $112,000 from the lender described in Note 6 on similar terms as the existing loans. The new loans include a requirement for the Company to repay loan principal of $15,000 for every $100,000 raised in future private placements. Finance fees owing by the Company in respect to the new loans totalled $24,800 at August 30, 2006 and will increase by another $12,200 after September 22, 2006, and by another $8,500 after September 30, 2006, if the related loans are not repaid in full by those dates.

b) Effective June 5, 2006, the Company entered into an exploration and development agreement with a Nevada corporation, AuEx, Inc. (the "Optionor"), allowing the Company to earn up to a 70% interest in a property (the "Swiss Bank") located in Pershing County, Nevada, United States.

   Pursuant to the terms of the agreement, the Company paid to the Optionor $5,000 USD on the effective date of the agreement, and is to pay a further $5,000 USD six months after the effective date, and incur $50,000 USD in property expenditures during the first year, $100,000 USD in property expenditures during each of the second and third years and $750,000 USD in property expenditures during the fourth year in order to earn a 51% interest in the Swiss Bank. The Company has the right to increase its interest to 60% by incurring a further $1,000,000 USD in property expenditures and, may further increase its interest to 70% by incurring all costs of a positive feasibility study recommending construction and operation of a mine.

14. Comparative Figures

Certain comparative figures for the 2005 year have been reclassified to conform to the presentation adopted for the 2006 year.

Schedule 1

HAWKEYE GOLD & DIAMOND INC.

Consolidated Schedule of Deferred Resource Property Expenditures
Year Ended May 31, 2006

	AFRICA	DEDEE RHODE	DIXIE BELL	SAN CARLOS	TOTALS
Balances, beginning of year: *					
Acquisition costs	$ -	$ 13,831	$ 13,831	$ 40,000	$ 67,662
Exploration expenditures	-	9,563	10,521	395,246	415,330
Total beginning property expenditures	$ -	$ 23,394	$ 24,352	$ 435,246	$ 482,992
Incurred during the current year					
Acquisition costs	$ 6,305	$ 10,000	$ 10,000	$ 127,500	$ 153,805
Exploration expenditures					
Accommodations and meals	$ -	$ -	$ -	$ 1,695	$ 1,695
Camp operations and supplies	-	-	-	24,571	24,571
Claims maintenance	-	-	-	12,036	12,036
Communications	-	-	-	11,463	11,463
Consulting	-	-	-	185,205	185,205
Drilling	-	-	-	154,790	154,790
Equipment rental	-	-	-	27,417	27,417
Field expenses	-	-	-	35,540	35,540
Helicopter services	-	-	-	191,990	191,990
Legal and accounting	-	-	-	4,396	4,396
Local labour	-	-	-	23,242	23,242
Management fees	-	-	-	5,061	5,061
Mobilization and demobilization	-	-	-	10,091	10,091
Office	-	-	-	9,874	9,874
Staking	-	-	-	2,821	2,821
Surveys	-	-	-	8,010	8,010
Taxes	-	-	-	59,352	59,352
Travel	-	-	-	6,011	6,011
Total exploration expenditures	$ -	$ -	$ -	$ 773,565	$ 773,565
Total current year expenditures	$ 6,305	$ 10,000	$ 10,000	$ 901,065	$ 927,370
Less: Acquisition costs written off (notes 5b and c)	(6,305)	-	-	(167,500)	(173,805)
Exploration expenditures written off (note 5b)	-	-	-	(1,168,811)	(1,168,811)
	(6,305)	-	-	(1,336,311)	(1,342,616)
Balance, end of year:					
Acquisition costs	-	23,831	23,831	-	47,662
Exploration expenditures	-	9,563	10,521	-	20,084
Mineral Property Interests	$ -	$ 33,394	$ 34,352	$ -	$ 67,746

** See Schedule 2*

HAWKEYE GOLD & DIAMOND INC.

Schedule 2

Consolidated Schedule of Deferred Resource Property Expenditures
Year Ended May 31, 2005

	DEDEE RHODE	DIXIE BELL	SAN CARLOS	TOTALS
Balances, beginning of year:				
Acquisition costs	$ 6,750	$ 6,750	$ 40,000	$ 53,500
Exploration expenditures	2,678	2,678	-	5,356
Total beginning property expenditures	$ 9,428	$ 9,428	$ 40,000	$ 58,856
Incurred during the year:				
Acquisition costs	$ 7,081	$ 7,081	$ -	$ 14,162
Exploration expenditures				
Assays	$ -	$ -	$ 24,783	$ 24,783
Consulting	1,675	2,633	144,968	149,276
Field expenses	-	-	67,263	67,263
Management fees	-	-	11,726	11,726
Office	-	-	2,322	2,322
Staking	5,210	5,210	-	10,420
Surveys	-	-	77,908	77,908
Taxes	-	-	66,276	66,276
Total exploration expenditures	$ 6,885	$ 7,843	$ 395,246	$ 409,974
Total current year property expenditures	$ 13,966	$ 14,924	$ 395,246	$ 424,136
Balances, end of year:				
Acquisition costs	$ 13,831	$ 13,831	$ 40,000	$ 67,662
Exploration expenditures	9,563	10,521	395,246	415,330
Mineral Property Interests	$ 23,394	$ 24,352	$ 435,246	$ 482,992


HAWKEYE
GOLD & DIAMOND INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

ISSUER DETAILS

For the Year Ended:	May 31, 2006
Date of the Report:	September 28, 2006
Name of Issuer:	HAWKEYE GOLD & DIAMOND INC.
Issuers Address:	120 Milross Avenue, Suite 2302 Vancouver, BC, Canada V6A 4K7
Issuer Phone Number:	(604) 878-1339
Issuer Fax Number:	(604) 688-3402
Issuer Email Address:	hko@hawkeyegold.com
Issuer Website Address:	www.hawkeyegold.com
Contact Person:	Greg Neeld
Contact Position:	President & CEO
Contact Phone Number:	(604) 878-1339
Contact Email Address:	greg@hawkeyegold.com

CERTIFICATE

The disclosure contained within this Management Discussion & Analysis Report (the "MD&A Report") attached hereto has been approved by the Board of Directors of the Company. A copy of this MD&A Report will be provided to any shareholder who requests it.

Directors Name:  Greg Neeld **Date Signed:** September 28, 2006

Directors Name:  Andrea Plourde **Date Signed:** September 28, 2006


HAWKEYE
GOLD & DIAMOND INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MAY 31, 2006

TSX Venture Exchange Listed - HKO
12g3-2(b):82-2435
CUSIP NO : 42016R 10 4

This MD&A Report addresses issues that affected HAWKEYE GOLD & DIAMOND INC. (the "Company" (the "Issuer") or ("HAWKEYE")) during its fourth quarter March 1, 2006 to May 31, 2006 (the "fourth quarter") and during its fiscal year June 1, 2005 to May 31, 2006 (the "current fiscal year") or ("year end)) and, when appropriate, material changes that impacted the Company subsequent to its year end to the date of this report, September 28, 2006 (the "post year end review period").

ADDITIONAL FINANCIAL AND CORPORATE INFORMATION

Management encourages our shareholders and the investment community to read this MD&A Report together with the Issuer's Audited Consolidated Financial Statements and Notes to the Audited Consolidated Financial Statements for our current year ended May 31, 2006 along with the Audited Consolidated Financial Statements and Notes to the Audited Consolidated Financial Statements for the years ended May 31, 2005 and May 31, 2004. The Issuer's Annual Audited and Unaudited Interim Management Prepared Consolidated Financial Statements and Notes to the Consolidated Financial Statements are produced in accordance with Canadian generally accepted accounting principles. All amounts in the Annual Audited and Unaudited Interim Management Prepared Consolidated Financial Statements and Notes to the Consolidated Financial Statements including this MD&A Report are stated in Canadian dollars unless otherwise indicated.

We also encourage you to visit the Company's web page on the SEDAR website to view all our regulatory filings filed with SEDAR which include but are not limited to the Company's Annual Audited and Unaudited Interim Financial Statements, Management Discussion and Analysis Reports (formerly Schedule B and C) (BC Form 51-901F)), Material Change Reports, Property Technical Reports, Annual Information Forms (AIF), Annual General Meeting and Proxy Material, News Releases etc. To access the Company's link on SEDAR, go to www.sedar.com, click on Company Profiles, Public Companies, the letter H, scroll down to the Issuer's name and finally click on "View this Public Company's Documents" located at the bottom of the page.

You can also contact us directly through any of the methods mentioned at the bottom of this report.

FORWARD-LOOKING ORIENTATION (STATEMENTS)

Under CICA (Canadian Institute of Chartered Accountants) guidance, forward–looking orientation calls for Company's MD&A reports to explain past events, decisions, circumstances and performance in the context of whether they are reasonably likely to be indicative of, and have a material impact on, future prospects. It also calls for an MD&A Report to describe not only anticipated future events, decisions, circumstances, opportunities and risks that management considers likely to materially impact future prospects, but also matters such as management's vision, strategy and key performance drivers.

Statements used in this report, words like "anticipate", "believe", "estimate" and "expect" and similar expressions and all other information other than historical facts that are incorporated herein, including without limitation, data regarding potential mineralization, exploration results, future plans and objectives of HAWKEYE are forward-looking orientation statements. Such statements are used to describe management's future plans, objects and goals for the Company and therefore involve inherent risks and uncertainties. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

1. DESCRIPTION OF BUSINESS

HAWKEYE GOLD & DIAMOND INC. is a exploration stage company engaged in the exploration for and the development of natural resources in the province of Ontario in Canada and in the State of Nevada, USA. The Company owns options to purchase varying interests in two gold prospects known as the Dixie-Bell and Dedee Rhode properties situated in the Red Lake greenstone belt located in the Red Lake mining district of northwest Ontario, Canada, and a gold and silver prospect known as the Swiss Bank Property located near the town of Lovelock in the State of Nevada, USA. The Company is currently focusing its exploration activities on its gold and silver property in Nevada and its precious metal properties located in the Red Lake mining district of northwestern Ontario.

The Company is incorporated under the laws of the Province of British Columbia and is based in Vancouver, British Columbia, Canada. HAWKEYE is a reporting issuer in both the provinces of British Columbia and Alberta and trades on the TSX Venture Exchange (the "TSX") under the symbol HKO.

The Company has two wholly-owned subsidiary's named HAWKEYE Oro de Mexico S.A. de C.V. and Foch Electronics (Canada) Inc. HAWKEYE Oro de Mexico S.A. de C.V. was incorporated under the laws of Mexico for the purpose of performing mining exploration activities in the United States of Mexico over the Issuer's San Carlos Property located in the state of Tamaulipas . The San Carlos Property was written off by the Issuer at the end of the Company's current fiscal year ended May 31, 2006, however, the Issuer intends to remain active in the exploration for base and precious minerals in Mexico. Foch Consumer Electronics (Canada) Inc. is incorporated under the laws of British Columbia, Canada and is inactive with no specific purpose for business.

2. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

2.A OPERATIONS

SAN CARLOS PROJECT
Tamaulipas, Mexico

By an agreement dated March 4, 2004, (the "Original Agreement") the Company acquired an option from Almaden Minerals Ltd. (Almaden" or "AML") to purchase up to a 60% interest in the San Carlos Property (the "Property) located near San Carlos, in the State of Tamaulipas in north east Mexico. The Property totals approximately 11,000 hectares and is considered prospective for gold, copper, silver, lead and zinc.

Under the terms of the Original Agreement, the Company had the right to earn a 51% interest in the San Carlos Property by issuing a total of 500,000 common shares in the capital of the Company over three years (100,000 shares (Issued) within five business days of the Company receiving TSX acceptance of the

Original Agreement which was received on March 15, 2004 (the "Original Effective Date")), 100,000 shares on the first and second anniversaries of the Original Effective Date and 200,000 common shares not later than the third anniversary of the Original Effective Date)) and by incurring exploration expenses aggregating not less than $350,000 (United States currency) not later than the first anniversary of the Original Effective Date and by incurring further exploration expenses aggregating not less than $1,650,000 (United States currency) not later than the fourth anniversary of the Original Effective Date. The Company could have also earned an additional 9% interest in the Property for a total interest of 60% in the Property by issuing a further 300,000 common shares in the capital of the Company (100,000 shares each not later than the fourth, fifth and sixth anniversaries of the Original Effective Date) and by incurring additional exploration expenses aggregating not less than $2,000,000 (United States currency) not later than the seventh anniversary of the Original Effective Date.

Also, under the terms of the Original Agreement a 2% NSR was reserved to the original owner of certain of the claims and when the Company had earned its interest in the Property, a joint venture would have been formed in respect of the Property.

The Company received TSX Venture Exchange acceptance for the Original Agreement on March 15, 2004 with regards to the Company's right to earn a 51% interest in the Property. The additional 9% earn-in was subject to TSX Venture Exchange approval subsequent to the Company earning its 51% interest in the Property.

During the Issuer's fourth quarter and year ended May 31, 2005, effective April 13, 2005 the Company and the Optionor of the San Carlos Claims entered into a new property option agreement (the "New San Carlos Agreement") with respect to the San Carlos Claims. The San Carlos Optionor notified the Company that it was in default of certain provisions of the Original San Carlos Agreement, dated March 4, 2004, as a result of the Company failing to defray the tax obligations related to the San Carlos Claims and by failing to spend the minimum required expenditures on the Property during the first year anniversary from the Original Effective Date. In connection with entering into the New San Carlos Agreement, the Company agreed to pay $45,475 in full satisfaction of the tax obligations and agreed to issue 750,000 common shares in the capital of the Company to the San Carlos Optionor in respect of the Company's shortfall of approximately $100,000 in the minimum required property expenditures required to be incurred not later than March 15, 2005 (the original first anniversary date). During the Company's current fiscal year ended May 31, 2006 the Issuer paid the $45,475 for its tax obligations to the Optionor, issued the required 750,000 common shares and also issued 100,000 common shares in the capital of the Company to the San Carlos Optionor which had to be paid within five business days of having received final TSX Venture Exchange approval of the New San Carlos Agreement which was received on August 12, 2005 (the "New Effective Date").

Under the terms of the New San Carlos Agreement, in order for the Company to earn its 51% interest in the San Carlos Claims, the Company must also issue 100,000 common shares in the capital of the Company not later than the first anniversary of the New Effective Date and 200,000 common shares in the capital of the Company not later than the second anniversary of the New Effective Date. The Company must also incur a minimum of $450,000 USD in exploration expenditures not later than the first anniversary of the New Effective Date, incur a further minimum of $550,000 USD in exploration expenditures not later than the second anniversary of the New Effective Date, and incur a further minimum of $1,000,000 USD in exploration expenditures not later than the third anniversary of the New Effective Date.

The Company may also earn an additional 9% interest in the San Carlos Claims for a total interest of 60%, by issuing 100,000 common shares in the capital of the Company not later than each of the third, fourth and fifth anniversaries of the New Effective Date. The Company must also incur a minimum of

$2,000,000 USD in exploration expenditures not later than the sixth anniversary of the New Effective Date. The Company must receive TSX approval for any additional payments and/or exploration expenses relating to the shares and property expenditures required for the Issuer to earn its additional 9% interest in the Property.

A 2% net smelter return is reserved to the San Carlos Optionor of certain of the San Carlos Claims.

Exploration Programs

During the Company's fiscal year ended May 31, 2005 the Issuer completed its first phase work program over the San Carlos Property by completing 40 kilometres of line cutting for grids and trails, detailed mapping and prospecting, collecting and analyzing 560 soil and 82 rock samples and performing 31 line kilometres of Induced Polarization (IP) ground geophysical surveys. The Company incurred a total of $395,246 in work program expenditures during this period.

During the Issuer's current fiscal year ended May 31, 2006, the Company completed a six-hole, 950 metre drill program over the San Carlos Property incurring a total of $773,565 in property expenditures. By incurring these expenditures the Company met its first year work program requirements under the New San Carlos Agreement.

Exploration Results

Core from the San Carlos drill program was sent to Acme laboratories of Vancouver, British Columbia and returned no material results. Due to poor assay results management and the Company's consulting geologists decided to end any further exploration activities over the claims. Subsequent to the Issuer's current fiscal year ended May 31, 2006 the Company gave termination notice on July 25, 2006 to the San Carlos Optionor thereby terminating any right, title or interest that the Issuer had in or to the San Carlos mineral property (see subsequent events below). In connection with the termination notice, the Optionor assumed property tax obligations totaling $31,353 in respect to the claims.

As a result of the termination, capitalized expenditures incurred over the San Carlos Property totaling $1,336,311 were written off at the end of the Company's current fiscal year ended May 31, 2006.

DEDEE RHODE & DIXIE BELL PROPERTIES

Red Lake Mining District, Ontario, Canada

By an option agreement dated April 23, 2003 (the "Option Agreement"), HAWKEYE acquired an option to purchase a 100% interest in the Dedee Rhode and Dixie Bell claim blocks which are situated in the Dedee and Dixie Lake Area of the Red Lake greenstone belt, located approximately 26 kilometres southeast of the town of Red Lake in north-western Ontario, Canada. The Dedee Rhode and Dixie Bell Properties, which total 2,360 and 1,920 acres respectively, are also located approximately 28 kilometres south of Placer Dome's Campbell Mine and Gold Corp's Red Lake Mine.

The Company's right to earn its 100% interest in the Dedee Rhode and Dixie Bell claim blocks, which falls under a single vend-in agreement, is subject to payment of staking costs totaling $5,356, making cash payments totaling $75,500 over four years ($7,500 during the first year), issuing a total of 25,000 common shares over three years (12,500 during the first year) and incurring exploration expenses totaling $12,000 during the first year. The properties are subject to a 2% NSR in favour of the optionor and the Company has the exclusive right and option to purchase up to one-half of the Royalty (1%) from the Optionor for $1,000,000, exercisable until 5:00 p.m. (local time in Vancouver, B.C.) on the third anniversary of the Date of Commencement of Commercial Production. The Company will be the operator in respect of work programs. Regulatory approval for the Dedee Rhode and Dixie Bell Property acquisition was obtained from the TSX on April 29, 2003 (the "Acceptance Date").

By the terms and conditions of the Option Agreement dated April 23, 2003, as discussed above, HAWKEYE was required to pay $5,000 and issue 6,250 shares in the capital of the Company to the vendor of the Dedee Rhode and Dixie Bell Properties (the "Property") before May 5, 2004 and incur a minimum of Cdn. $12,000 in exploration expenditures over the Property before April 29, 2004 in order to keep the Option Agreement in good standing. However, HAWKEYE incurred exploration expenses of $nil during this period and requested an extension in time from the vendor in which to perform the minimum $12,000 work program over the Property. By an amending agreement (the "Amending Agreement") dated April 14, 2004, the vendor agreed to amend the Option Agreement and extend the time in which the Company could perform the minimum $12,000 work program until July 29, 2004. In consideration for this extension, HAWKEYE agreed to issue the vendor an additional 12,500 common shares in the capital of the Company not later than May 5, 2004 and an additional 12,500 shares not later than May 5, 2005 thereby increasing share payments to the vendor on the first and second anniversaries from 6,250 shares to 18,750 shares, respectively. During the Issuer's fourth quarter ended May 31, 2004 the Company paid the required $5,000 and issued 18,750 common shares to meet its first anniversary commitments to the vendor and the time for which the Company is required to expend the minimum $12,000 work program was extended to July 29, 2004.

During the Issuer's first quarter ended August 31, 2004, by an Amending Agreement dated July 28, 2004 the Vendor of the Dedee Rhode & Dixie Bell Property granted the Issuer further time in which to complete its first year minimum work program commitment over the Property from July 29, 2004 to September 30, 2004. In consideration for the Vendor granting the extension, the Company agreed to pay the Vendor $2,000 (paid) and to increase the first year minimum work program from $12,000 to $14,000.

By an agreement dated October 8, 2004, the Issuer received a further extension in time from the Vendor of its Red Lake Properties in which to complete its minimum $14,000 work program over the Dedee Rhode and Dixie Bell Claims from September 30, 2004 to December 31, 2004. There was no consideration paid to the Vendor for this extension.

During the Issuer's third quarter ended February 28, 2005, 17 units of the Dedee Rhode and Dixie Bell Property totalling 272 hectares expired for assessment purposes. During this period the Company re-staked these claims.

During the Issuer's fourth quarter ended May 31, 2005 the anniversary dates for assessment purposes for 90 units of the Dedee Rhode and Dixie Bell Property totalling 1,440 hectares also expired. During this period the Issuer re-staked the Claims. Also, during the Issuer's fourth quarter the Company negotiated and executed an amending agreement dated May 5, 2005 with the Vendor of the Claims whereby the Issuer agreed to issue the Vendor an additional 9,000 common shares in the capital of the Company in consideration for the Vendor agreeing to reduce the Company's first year minimum work requirement from $14,000 to $Nil. These shares increased the number of shares payable to the Vendor of the Claims on the second anniversary date May 5, 2005, from 18,750 shares to 27,750 shares.

During the Issuer's fiscal year ended May 31, 2005, the Company incurred $14,278 in deferred exploration expenditures for consulting fees and re-staking of the Dixie Bell and Dedee Rhode Claims and incurred $14,163 in acquisition costs relating the payment of $10,000 in cash and the issuance of 27,750 common shares in the capital of the Company at a price of $0.15 per share to the Vendor of the Claims as discussed above. In comparison, during the Issuer's fourth quarter and year ended May 31, 2004, the Company incurred $nil in deferred exploration expenditures on the property and $9,500 was incurred in acquisition costs ($5,000 paid in cash and 18,750 shares issued to the Vendor of the property at a price of $0.24 per share).

Pursuant to the terms of the option agreement, during the Issuer's current fiscal year ended May 31, 2006 the Company was required to pay $20,000 and issue 6,250 common shares to the Optionor not later than May 5, 2006 to maintain the option. The Company failed to meet those obligations. On May 31, 2006, the Company entered into a further amending agreement with the Optionor whereby the Optionor agreed to accept 100,000 shares in lieu of $10,000 of the required cash payment, and to accept payment of the remaining cash in instalments over time. Please see section 7A., OPERATIONS, Dedee Rhode and Dixie Bell Property below for further details regarding this transaction that occurred subsequent to year end .

During the Issuer's fourth quarter and year ended May 31, 2006, the Company did not incur any exploration expenditures over the property. During the Issuer's fourth quarter and current fiscal year the Company incurred $20,000 in acquisition costs in connection with its third anniversary share and cash payment obligations to the Optionor which were due May 5, 2006 and is discussed in further detail above.

Future Plans

The Company intends to perform a work program over the Dedee Rhode and Dixie Bell Claims during 2007. A first phase work program would consist of an airborne geophysical survey followed up by a second phase ground reconnaissance program consisting of line cutting, mapping, rock and soil sampling and a ground geophysical survey. Depending on the success of these work programs and upon a positive recommendation from our geologists the issuer would be in a position to test drill high priority targets. Commencement of this work program is subject to the Company raising sufficient funds to finance the exploration program.

AFRICAN PROJECT CLAIMS

During the year ended May 31, 2006, the Company made a non-refundable deposit of $6,305 in respect to certain diamond claims situated in South Africa. Discussions to conclude an option agreement were unsuccessful and management has decided to abandon this project. As a result, the invested amount of $6,305 as at May 31, 2006 has been written off.

2.B FINANCIAL INFORMATION

(i) BALANCE SHEET

The Balance Sheet section of our MD&A is a discussion of certain line items that form part of our 2006 Audited Consolidated Balance Sheet as at the end of the Company's fourth quarter and year ended May 31, 2006. Please refer to the Issuer's Audited Consolidated Balance Sheet for the Company's fourth quarter and year ended May 31, 2006 which is attached hereto and to any other Unaudited Interim or Audited Annual Consolidated Balance Sheets referred to in this section for cross reference purposes.

Accounts Receivable

During the Issuer's fiscal year ended May 31, 2006 the Company recorded a total of $61,338 on its Balance Sheet for accounts receivable ($2,696 – 2005). This increase in mainly due to the Company recording $58,172 on its Balance Sheet for Mexican value added tax (IVA) relating to work program and drilling expenditures incurred over San Carlos Project during the Issuer's current fiscal year. Management plans to file an application with the Mexican government to receive a refund for this amount and although the Company has taken steps to file an appropriate refund application the ability of the Company to recover the amount is uncertain.

Mineral property interests

At the end of the Issuer's current fiscal year ended May 31, 2006 the Company recorded $67,746 for mineral property interests on its Balance Sheet compared to $482,992 at the end of the same period of 2005. The decrease is due to the Company terminating its option agreement with the Optionor of the San Carlos Property (discussed above and below) and as a result the Issuer wrote-off a total of $1,336,311in property expenditures incurred over San Carlos Property at the end of its current fiscal year ended May 31, 2006. The Company also wrote-off a total of $6,305 invested into an African diamond property at the end of its current fiscal year (also discussed above and below).

Loan payable

During the Issuer's current fiscal year ended May 31, 2006 the Company recorded a total of $86,500 on its Balance Sheet for loan payable ($108,400 – 2005). The loan payable is the result of the Company obtaining a loan for $42,500 during the Issuer's fourth quarter ended May 31, 2006 and incurring a finance fee of $4,000 and repaying $68,400 in loan principal to the creditor during the Issuer's current fiscal year. These loans are unsecured and do not have any specified terms of repayment. The loans are non interest-bearing but are subject to a financing fee, which increases if the loans are not paid in full within thirty days of the funds being advanced.

In comparison, during the Issuer's fiscal year ended May 31, 2005 the Company recorded a total of $108,400 on its Balance Sheet for loan payable ($nil – 2004). The loan payable is the result of the Company obtaining a loan totaling $35,000 and incurring associated finance fees totaling $11,400, for an aggregate of $46,400 during its fourth quarter ended May 31, 2005 and a loan totaling $50,000 and incurring associated finance fees totaling $12,000 for an aggregate of $62,000 during its third quarter ended February 28, 2005. These loans payable do not have any specified terms of repayment. If the loan was paid in full within thirty days of the funds being advanced, the finance fee was lower. The Company did not repay the loan within the thirty day window and the finance fees totaling $23,400 reflects the maximum amount payable at the end of the Issuer's fiscal year ended 2005.

Contributed surplus

Contributed surplus in respect of stock-based compensation recorded on the Issuer's Balance Sheet as at the end of its fourth quarter and year ended May 31, 2006 totalled $288,484 compared to $131,367 as at the end the Issuer's previous year end 2005. This increase is due the Company granting 725,447 incentive stock options during its second quarter to insiders, directors, employees and consultants of the Issuer for a five year period expiring October 11, 2010 at a price of $0.15 per share and 683,000 incentive stock options during its third quarter to insiders, directors, employees and consultants of the Issuer for a five year period expiring February 14, 2011 at a price of $0.12 per share. The Company received shareholder approval for the granting of these options and its stock option plan at its last Annual General Meeting held on November 29, 2005.

In comparison, contributed surplus in respect of stock-based compensation recorded on the Issuer's Balance Sheet as at the end of its fourth quarter and year ended May 31, 2005 totalled $131,367 compared to $104,267 as at the end of its first, second and third quarters (May 31, 2004 - $104,267). This increase is due the Company granting 542,000 incentive stock options during its third quarter to insiders, directors, employees and consultants of the Issuer for a five year period expiring February 15, 2010 at a price of $0.30 per share. The Company received shareholder approval for the granting of these options and its stock option plan at its last Annual General Meeting held on November 18, 2004.

For further information regarding this stock-based compensation issue, please refer to note 8 STOCK OPTIONS, in our Audited May 31, 2006 Notes to Consolidated Financial Statements.

(ii) STATEMENT OF OPERATIONS AND DEFICIT (Income Statement)

The Statement of Operations and Deficit section of our MD&A is a discussion of certain line items that form part of our Audited Consolidated Statement of Operations and Deficit as at the end of the Company's fourth quarter and year ended May 31, 2006. Please refer to the Issuer's Audited Consolidated Statement of Operations and Deficit in our Audited Consolidated Financial Statements for the Company's fourth quarter and year ended May 31, 2006, which is attached hereto, and to any other Unaudited Interim or Audited Annual Consolidated Statement of Operations and Deficit Statement referred to in this section for cross reference purposes.

The following table provides you with comparative figures for total revenues, expenses, loss for the period, operating and total loss for period, deficits at the beginning and end of the period, loss per share, long term liabilities and cash dividends that the Issuer incurred during its fourth quarter ended May 31, 2006, (column 2) with comparative figures for the seven previous quarters (column 3, 4, 5, 6, 7, 8 and 9).

Description	4th Quarter 2006 06/03/01 to 06/05/31 Y/M/D	3rd Quarter 2006 05/12/01 to 06/02/28 Y/M/D	2nd Quarter 2005 05/09/01 to 05/11/30 Y/M/D	1st Quarter 2005 05/06/01 to 05/08/31 Y/M/D	4th Quarter 2005 05/03/01 to 05/05/31 Y/M/D	3rd Quarter 2005 04/12/01 to 05/02/28 Y/M/D	2nd Quarter 2004 04/09/01 to 04/11/30 Y/M/D	1st Quarter 2004 04/06/01 to 04/08/31 Y/M/D
(1)Revenues	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
(2)Expenses	$175,079	$199,720	$202,882	$104,317	$165,952	$130,835	$102,837	$128,522
(3)Loss from Operations for Period	($175,079)	($199,720)	($202,882)	($104,317)	($165,952)	($130,835)	($102,837)	($128,522)
(4)Operating and Total Loss for Period	($1,517,695)	($199,720)	($202,882)	($104,317)	($165,952)	($130,835)	($102,837)	($128,522)
(5)Deficit (Beginning of Period)	($7,674,102)	($7,474,382)	($7,271,500)	($7,167,183)	($7,001,231)	($6,870,396)	($6,767,559)	($6,639,037)
(6)Deficit (End of Period)	($9,191,797)	($7,674,102)	($7,474,382)	($7,271,500)	($7,167,183)	($7,001,231)	($6,870,396)	($6,767,559)
(7) Loss per Share	($0.06)	($0.01)	($0.01)	($0.01)	($0.02)	($0.01)	($0.01)	($0.02)
Long Term Liabilities	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
Cash Dividends	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil

***Revenues* (1)**

During the Issuer's fourth quarter and year ended May 31, 2006 the Company did not generate any revenues from operations due to the fact that the Company is in the business of exploring for and development of natural resources and does not generate sales from production or incur any related cost of sales.

***Expenses* (2)**

During the Company's fourth quarter ended May 31, 2006, general and administrative expenditures totalled $175,079 compared to $165,952 during the same period of the previous year. Material expenses incurred by the Company during its fourth quarter of 2006, was a result of the Issuer recording $49,535 for professional fees in connection with legal and accounting services and $55,700 for management fees. In comparison, material expenses incurred by the Company during its fourth quarter of 2005, was a result of the Issuer recording $59,375 for professional fees in connection with legal and accounting services and $33,000 for management fees.

During the Issuer's third quarter ended February 28, 2006, general and administrative expenditures totaled $199,720 compared to $130,835 during the same period of 2005. Material expenses incurred by the Company during its third quarter of 2006 was a result of the Issuer recording $73,904 for stock-based compensation due to the granting of 683,000 incentive stock options to insiders, employees and consultants of the Company which are exercisable for a period of five years at a price of $0.12 per share and $43,500 for wages and benefits. In comparison, material expenses incurred by the Company during its third quarter of 2005 were a result of the Issuer recording $27,100 for stock-based compensation in connection with 542,000 options granted to directors, insiders, employees and consultants to the company at a price of $0.30 per share expiring February 15, 2010 and $32,500 for wages and salaries.

During the Issuer's second quarter ended November 30, 2005, general and administrative expenditures totaled $202,882 compared to $102,837 during the same period of 2004. Material expenses incurred by the Company during its second quarter of 2005 was a result of the Issuer recording $82,213 for stock-based compensation due to the granting of 725,447 incentive stock options to insiders, employees and consultants of the company exercisable at $0.15 per share for five years, $23,377 for professional fees which was a result of the Issuer recording $10,888 for general corporate legal fees and TSX Venture Exchange related activities, $8,423 for general corporate legal fees relating to the Issuer's Mexican subsidiary and $4,066 for accounting and bookkeeping, $18,512 for advertising, entertainment and promotion and $37,050 for wages and benefits.

During the Company's first quarter ended August 31, 2005, general and administrative expenditures totaled $104,317 compared to $128,522 during the same period of the previous year. Material expenses incurred by the Company during its first quarter of 2005 was a result of the Issuer recording $22,483 for advertising, entertainment, and promotion which mainly related to corporate awareness advertising with a prominent business T.V. show and $24,750 was for wages and benefits. In comparison, material expenses incurred by the Company during its first quarter of 2004 were a result of the Issuer recording $33,650 for wages and salaries.

During the Company's fourth quarter ended May 31, 2005, general and administrative expenditures totalled $165,952 compared to $162,693 during the same period of the previous year. Material expenses incurred by the Company during its fourth quarter of 2005, was a result of the Issuer recording $59,375 for professional fees and $33,000 for wages and benefits. In comparison, material expenses incurred during the Issuer's fourth quarter of 2004 were a result of the Issuer recording $66,145 for professional fees relating to an increase in regulatory reporting requirements and legal fees incurred by the Issuer for a brokered private placement completed by Canaccord Capital during the Issuer's first quarter ended August 31, 2004.

During the Company's third quarter ended February 28, 2005, general and administrative expenditures totaled $130,835 in comparison to expenditures totaling $104,969 for the same period in 2004. Material expenses incurred by the Company during its third quarter of 2005 was a result of the Issuer recording $27,100 for stock-based compensation in connection with 542,000 options granted to directors, insiders, employees and consultants to the company and $32,500 for wages and benefits. In comparison, material expenses incurred by the Company during its third quarter of 2004, was a result of the Issuer recording $30,310 for wages and benefits.

During the Company's second quarter ended November 30, 2004, general and administrative expenditures totaled $102,837 in comparison to expenditures totaling $119,758 for the same period in 2003. Material expenses incurred by the Company during its second quarter were a result of the Issuer recording $29,898 for professional fees and $25,700 for wages and benefits. With regards to $29,898 recorded for professional fees $3,502 was incurred for accounting and bookkeeping, $6,505 was incurred for legal fees in connection with the incorporation of the Issuer's Mexican subsidiary, $18,105 was incurred for legal fees in connection with general corporate and TSX Venture Exchange related activities and $1,786 was for other fees. Material expenditures incurred during the Issuer's second quarter of 2003 totaled $55,936 representing $31,761 for stock-based compensation in connection with stock options granted and re-priced by the Company and $24,175 for salaries and benefits paid.

Please refer to the Expenses category in the "Consolidated Statement of Operations and Deficit" section of our Audited - Consolidated Financial Statements attached hereto for a detailed breakdown of all expenses.

Loss from Operations (3) & Operating and Total Loss for Period (4)

During the Issuer's fourth quarter, March 1, 2006 to May 31, 2006, the Company posted an operating loss of $175,079 (2005 - $165,952) and an operating and total loss of $1,517,695 (2005 - $165,952) or an operating and total loss of $0.06 per share (2005 - $0.02). The loss for the Company's fourth quarter of 2006 can be attributed to the Company recording $49,535 for professional fees in connection with legal and accounting services and $55,700 for management fees. The Company's total loss for its fourth quarter of 2006 exceeded its operating loss by $1,342,616 due to the write-down of the San Carlos and South African diamond claims during this period. In comparison, the Company's loss for the fourth quarter of 2005 can be attributed to the Issuer recording $59,375 for professional fees and 33,000 for wages and benefits.

During the Issuer's third quarter ended February 28, 2006, the Company posted an operating and total loss of $199,720 (2005 - $130,835) or an operating and total loss of $0.01 per share (2005 - $0.01). As discussed above, the loss for the Issuer's third quarter of 2006 can be attributed to the Company incurring $73,904 for stock-based compensation due to the granting of 683,000 incentive stock options to insiders, employees and consultants of the Company which are exercisable for a period of five years at a price of $0.12 per share and $43,500 for wages and benefits. In comparison, the total loss incurred by the Company during its third quarter of 2005 can be attributed to the Issuer recording $18,945 for advertising, entertainment, and promotion, $11,700 for geological consulting fees relating to the San Carlos Property, $27,100 for stock-based compensation and $32,500 for wages as discussed below.

During the Issuer's second quarter ended November 30, 2005, the Company posted an operating and total loss of $202,882 (2004 - $102,837) or an operating and total loss of $0.01 per share (2004 - $0.01). The total loss for the Issuer during its second quarter of 2005 can be attributed to the Company recording $82,213 for stock-based compensation due to the granting of 725,447 incentive stock options to insiders, employees and consultants of the company exercisable at $0.15 per share for five years, $23,377for professional fees which was a result of the Issuer recording $10,888 for general corporate legal fees and TSX Venture Exchange related activities, $8,423 for general corporate legal fees relating to the Issuer's Mexican subsidiary and $4,066 for accounting and bookkeeping, $18,512 for advertising, entertainment and promotion and $37,050 for wages and benefits. In comparison, total losses incurred by the Company during its second quarter of 2004 can be attributed to the Issuer recording $29,898 for professional fees and $25,700 for wages and benefits.

During the Issuer's first quarter ended August 31, 2005 the Company posted an operating and total loss of $104,317 (2004 - $128,522) or an operating and total loss of $0.01 per share (2004 - $0.02). The loss for the Issuer's first quarter of 2005 can be attributed to the Company incurring $22,483 for advertising, entertainment, and promotion and $24,750 for wages and benefits. The loss for the first quarter or 2004 can be attributed to additional expenses incurred for professional fees relating to the Issuer's financing ($20,184), travel and convention in connection with a business trip to London ($15,157), purchase of computers and software (approximately $10,000) and corporate awareness advertising (approximately $12,000).

During the Issuer's fourth quarter, March 1, 2005 to May 31, 2005, the Company posted an operating loss of $165,952 (2004 – 162,693) and an operating and total loss of the same for its fourth quarter of 2005 (2004 – 424,246) or an operating and total loss of $0.02 per share (2004 - $0.08). The loss for the Company's fourth quarter of 2005 can be attributed to the Issuer recording $59,375 for professional fees and 33,000 for wages and benefits. The Company's total loss for its fourth quarter of 2004 exceeded its operating loss by $261,553 due to the write-down of the CEO claims during this period.

During the Issuer's third quarter ended February 28, 2005, the Company posted an operating and total loss of $130,835 (2004 - $717,352) or an operating and total loss of $0.01 per share (2004 - $0.12). The loss for the third quarter of 2005 can be attributed to the Issuer recording $18,945 for advertising, entertainment, and promotion, $11,700 for geological consulting fees relating to the San Carlos Property, $27,100 for stock-based compensation and $32,500 for wages and benefits also discussed above.

Deficit Beginning & End of Period (5) (6) / Loss per Share (7)

As discussed above the Company has experienced a loss of $2,024,614 for the year ended May 31, 2006 (2005 - $528,146) and, as at May 31, 2006 has a deficit of $9,191,797 (May 31, 2005 - $7,167,183) and a working capital deficiency of $201,194 (May 31, 2005 – $397,212).

2.C OTHER FINANCIAL INFORMATION

Selected Annual Information

The following table is a summary of the required selected annual information (column 1) with comparative figures for the Issuer's three most recently completed years ended May 31, 2006, 2005 and 2004 (column 2, 3, and 4).

Description	2006	2005	2004
Revenues	$nil	$nil	$nil
Loss from Operations	($681,998)	($528,146)	($441,735)
Operating and Total Loss	($2,024,614)	($528,146)	($1,315,671)
Basic and Diluted Total Loss per Share	($0.11)	($0.06)	($0.26)
Total Assets	$188,674	$560,272	$73,900
Total Long-term Liabilities	$nil	$nil	$nil
Cash Dividends per Common Share	$nil	$nil	$nil

The significant increase in the Issuer's Operating and Total Loss for its fiscal year ended 2006 compared to its fiscal year ended 2005 was a result of the Company writing off a total of $1,342,616 during the year ended 2006 relating to the abandonment of the San Carlos and South African diamond Claims. The write-down of the San Carlos and South African diamond Claims also had a significant impact on the Company's Basic and Diluted Total Loss per Share for 2006 ($0.11) compared to the period ended 2005 ($0.06).

The significant increase in the Issuer's Operating and Total Loss for its fiscal year ended 2004 compared to its fiscal years ended 2005 was a result of the Company writing off a total of $873,936 during the year ended 2004 relating to the abandonment of the YANKEE Property and CEO Claims. The write-down of the

YANKEE and CEO Claims also had a significant impact on the Company's Basic and Diluted Total Loss per Share for 2004 ($0.26) compared to the period ended 2005 ($0.06).

Total Assets reported on the Issuer's books for the fiscal year ended 2006 ($188,674) and for the year ended 2004 ($73,900) in comparison to the fiscal year ended 2005 was significantly reduced due to the write down of the San Carlos and South African diamond Claims in 2006 ($1,342,616) and the write down of the YANKEE and CEO Claims in 2004 ($873,936). The significant increase in total assets reported on the Company's books for the fiscal year ended 2005 ($560,272) compared to the fiscal years ended 2006 ($188,674) and 2004 ($73,900) was mainly attributable to the recording of $395,246 in "Mineral property interests" for exploration expenditures on the San Carlos Property during late 2004 and early 2005. During this period the Issuer performed 40 kilometres of line cutting, detailed mapping and prospecting, collected 560 soil and 82 rock samples and performed 31 line kilometres of Induced Polarization (IP) ground geophysical surveys.

2.D FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

During the Company's fiscal year ended May 31, 2006 the Issuer completed three non-brokered private placements raising the Issuer gross proceeds of $1,764,350 as follows:

1. The Company received TSX Venture Exchange acceptance for a non-brokered private placement, and issued the first traunch of 1,150,000 units at $0.15 per unit for gross proceeds of $172,500 in May of 2005. During the 2006 year, the Company issued the remaining units. The second traunch consisted of 2,108,333 units at $0.15 per unit and 3,100,000 units at $0.1306451 per unit for gross proceeds of $721,250.

   Each unit consists of one common share of the Company and one-half common share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share of the Company at the price of $0.20 per share for a period of 18 months following the closing date.

   In connection with this private placement, the Company paid finder's fees consisting of 16,000 units at a price of $0.15 per unit (totalling $2,400) of the Company, with the same terms as described above, 269,167 share purchase warrants with the same terms as described above, and $25,100 cash.

2. The Company received TSX Venture Exchange acceptance for a non-brokered private placement of 6,836,000 units at a price of $0.10 per unit, for gross proceeds of $683,600 the closing of which occurred on February 7, 2006.

   Each unit consists of one common share of the Company and one common share purchase warrant. Each whole warrant may be exercised to acquire one additional common share of the Company at a price of $0.15 per share until August 7, 2007. The common shares are subject to a four month hold period from closing.

   In connection with the private placement, the Company paid finder's fees consisting of 428,100 share purchase warrants and $37,588 cash. The warrants have the same terms as those described above.

3. On March 9, 2006 the Company completed a private placement of 1,870,000 units at a price of $0.10 per unit for gross proceeds of $187,000. Each unit consists of one common share of the Company and one common share purchase warrant. Each whole warrant may be exercised to acquire one additional common share at a price of $0.15 per share until September 9, 2007. The common shares are subject to a four month hold period from closing.

   In connection with this private placement, the Company paid finder's fees consisting of 130,000 share purchase warrants and $10,400 cash. The warrants have the same terms as those described above.

Proceeds from these funds were used to finance the Issuer's 2005 – 2006 work and drill program over its San Carlos property, pay debt and for general working capital.

2.E ISSUED AND OUTSTANDING AND DILUTION FACTORS

The following section is a summary of the securities, options and warrants that were issued and outstanding during the Company's fourth quarter and year ended May 31, 2006.

Summary of common shares issued during the Issuer's fourth quarter ended May 31, 2006:

Type of Issue / Security Type	Issue Date / *Expiry Date* YY/MM/DD	Issue /Exercise Price	Total Securities Issued	Gross Proceeds	Minus(-) Cash Finders Fees	Minus (-) Cash Comm-ission	Net Proceeds
Private Placement	06/03/09	$0.10	1,870,000	$187,000	$Nil	$10,400	$176,600
Total			**1,870,000**	**$187,000**	**$NIL**	**$10,400**	**$176,600**

Summary of securities issued during the Issuer's fiscal year ended May 31, 2006:

Type of Issue / Security Type	Issue Date / *Expiry Date* YY/MM/DD	Issue /Exercise Price	Total Securities Issued	Gross Proceeds	Minus(-) Cash Finders Fees	Minus (-) Cash Comm-ission	Net Proceeds
Adjustment for odd lot s	05//07/15	N/A	7	N/A	N/A	N/A	$Nil
Private Placement (Units)	05/08/11	$0.15	2,108,334	$316,250	($17,000)	$NIL	$299,250
Private Placement (Units)	05/08/11	$0.1306451	3,100,000	$405,000	$NIL	$NIL	$405,000
Finders Shares	05/08/11	$0.15	16,000	$NIL	$NIL	$NIL	$NIL
San Carlos Property Acquisition	05/08/12	$0.15	850,000	$NIL	$NIL	$NIL	$NIL
Private Placement	06/02/07	$0.10	6,836,000	$683,600	($37,588)	$Nil	$646,012
Private Placement (Units)	06/03/09	$0.10	1,870,000	$187,000	$Nil	$10,400	$176,600
Total			**14,780,341**	**$1,591,850**	**$54,588**	**$10,400**	**$1,526,862**

Summary of options granted during the Issuer's fourth quarter ended May 31, 2006:

Type of Option	Name of Insider	Exercise Price	Date Granted YY/MM/DD	Expiry Date YY/MM/DD	Number of Options
N/A	N/A	N/A	N/A	N/A	N/A
Total					**N/A**

Summary of options granted during the Issuer's fiscal year ended May 31, 2006:

Type of Option	Date Granted YY/MM/DD	Expiry Date YY/MM/DD	Exercise Price	Number of Options	Exercise Value $
Director	05-Oct-11	10-Oct-11	$0.15	76,000	$11,400
Consultant	05-Oct-11	10-Oct-11	$0.15	75,000	$11,250
Director	05-Oct-11	10-Oct-11	$0.15	172,000	$25,800
Consultant	05-Oct-11	10-Oct-11	$0.15	60,000	$9,000
Employee	05-Oct-11	10-Oct-11	$0.15	45,750	$6,862
Director	05-Oct-11	10-Oct-11	$0.15	81,250	$12,187
Employee	05-Oct-11	10-Oct-11	$0.15	115,447	$17,317
Director	05-Oct-11	10-Oct-11	$0.15	75,000	$11,250
Consultant	05-Oct-11	10-Oct-11	$0.15	25,000	$3,750
Director	06-Feb-14	11-Feb-14	$0.12	35,000	$4,200
Consultant	06-Feb-14	11-Feb-14	$0.12	50,000	$6,000
Consultant	06-Feb-14	11-Feb-14	$0.12	20,000	$2,400
Employee	06-Feb-14	11-Feb-14	$0.12	35,000	$4,200
Director	06-Feb-14	11-Feb-14	$0.12	35,000	$4,200
Employee	06-Feb-14	11-Feb-14	$0.12	388,000	$46,560
Director	06-Feb-14	11-Feb-14	$0.12	50,000	$6,000
Consultant	06-Feb-14	11-Feb-14	$0.12	50,000	$6,000
Consultant	06-Feb-14	11-Feb-14	$0.12	20,000	$2,400
Total				**1,408,447**	**$190,776**

Summary of options outstanding as at the end of the Issuer's fourth quarter and year ended May 31, 2006:

Date Granted	Expiry Date	Exercise Price/Share	Number of Options	Exercise Value $
January 18, 2002	January 18, 2007	$0.15	53,573	$8,036
June 5, 2002	June 5, 2007	$0.15	79,250	$11,887
October 2, 2003	October 2, 2008	$0.15	191,499	$28,725
February 15, 2005	February 15, 2010	$0.30	542,000	$162,600
October 10, 2005	October 10, 2010	$0.15	725,447	$108,817
February 14, 2006	February 14, 2011	$0.12	683,000	$81,960
Total			**2,274,769**	**$402,025**

During the Company's Annual General Meeting held on November 29, 2005 shareholders of the Company approved a 2005 stock option plan proposed by management. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the plan.

During the Issuer's fourth quarter and year ended May 31, 2006 no options were exercised. During the Issuer's fourth quarter and year ended May 31, 2006 39,948 incentive stock options exercisable at a price of $0.15 per share expired, unexercised.

Summary of warrants and other convertible securities outstanding at the end of the Issuer's fourth quarter and year ended May 31, 2006:

Type of Convertible Security	(c) Expiry Date	(b) Exercise Price/Share	(a) Number of Securities	Exercise Value $
Private Placement Warrants	Nov 2, 2006	$0.20	525,000	$105,000
Private Placement Warrants	Nov 31, 2006	$0.20	50,000	$10,000
Private Placement Warrants	Feb 11, 2007	$0.20	1,054,167	$210,833
Private Placement Warrants	Feb 11, 2007	$0.20	1,550,000	$310,000
Finders Shares - Warrants	Feb 11, 2007	$0.20	8,000	$1,600
Broker Warrants	Feb 11, 2007	$0.20	269,167	$53,833
Finders Warrants	Aug 7, 2007	$0.15	428,100	$64,215
Private Placement Warrants	Aug 7, 2007	$0.15	6,836,000	$1,025,400
Finders Warrants	Sept 9, 2007	$0.15	130,000	$19,500
Private Placement Warrants	Sept 9, 2007	$0.15	1,870,000	$280,500
			12,720,434	**$2,080,881**

(a)(b)(c) Each whole share purchase warrant stated in column four ((a) Number of Securities) permits the holder to purchase one further common share in the capital the Company at the price stated in column three ((b) Exercise Price/Share) expiring on the date stated in column two ((c) Expiry Date).

During the Issuer's fiscal year ended May 31, 2006 no share purchase warrants were exercised. During the year ended May 32, 2006 a total of 5,540,941 share purchase warrants with exercise prices varying between $0.18 and $0.50 per share expired unexercised.

Summary of authorised capital and securities issued and outstanding as at the end of the Issuer's fourth quarter and year ended May 31, 2006 compared to the previous year ended May 31, 2005:

Authorised capital: Unlimited common shares.

Issued and Outstanding	May 31, 2006	May 31, 2005
Common Shares	25,023,174	10,242,834
Share Purchase Warrants	12,720,434	6,115,941
Director/Employee/Consultant Options	2,274,769	906,270
Fully Diluted	**40,018,377**	**17,265,045**

2.F ACQUISITION OR ABANDONMENT OF RESOURCE PROPERTIES

The table below is a summary of acquisition and abandonment (write-off) costs related to the Company's resource properties that were incurred by the Issuer during its fourth quarter and year ended May 31, 2006, (column 2) with comparative figures for acquisition and abandonment costs that the Issuer incurred during its previous five quarters (column 3, 4, 5, 6 and 7) and two fiscal years ended May 31, 2005 and May 31, 2004 (column 7 and 8).

Description	Year Ended 2006 05/06/01 to 06/05/31 Y/M/D	4th Quarter 2006 06/03/01 to 06/05/31 Y/M/D	3rd Quarter 2006 05/12/01 to 06/02/28 Y/M/D	2nd Quarter 2005 05/09/01 to 05/11/30 Y/M/D	1st Quarter 2005 05/06/01 to 05/08/31 Y/M/D	4th Quarter 2005 05/03/01 to 05/05/31 Y/M/D	3rd Quarter 2005 04/12/01 to 05/02/28 Y/M/D	Year Ended 2005 04/06/01 to 05/05/31 Y/M/D	Year Ended 2004 03/06/01 to 04/05/31 Y/M/D
Acquisition Costs	$153,805	$20,000	$Nil	$Nil	$133,805	$14,163	$Nil	$14,163	$49,500
Abandonment (Write-Offs)	$173,805	$173,805	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$109,500

During the Company's year ended May 31, 2006, the Issuer incurred a total of $153,805 in acquisition costs in connection with share and cash issuances relating to its San Carlos, Dedee Rhode and Dixie Bell properties and the South African diamond prospect which is described in further detail below. The Issuer also incurred $173,805 in abandonment costs relating the Company abandoning its interest in the San Carlos property and writing off the South Africa prospect during its fourth quarter and year ended May 31, 2006.

During the Issuer's fourth quarter 2006 the Company incurred $20,000 in acquisition costs which is related to the Optionor of the Dedee Rhode and Dixie Bell Property agreeing to accept 100,000 common shares in the capital of the company at a deemed price of $0.10 per share in lieu of $10,000 cash and accepting a payment schedule for an additional $10,000 in cash because the Company was not able to meet its third year cash and share payment obligations for a total of $20,000 and 6,250 shares due to the Optionor May 5, 2006. Please refer to section 2A, Operations, Dedee Rhode and Dixie Lake Properties above for more detail regarding this transaction. During the Issuer's fourth quarter ended May 31, 2006 the Company incurred $173,805 in abandonment write-off costs in connection with management deciding to abandon the San Carlos Project due to poor assay results from its 2005 – 2006 drill program and the Company deciding to write-off the South African diamond property for reasons which are talked about in section 2A, Operations above. In connection with the San Carlos Property the Issuer wrote off a total of $167,500 in acquisition costs and in connection with management's decision to write-off for the South Africa diamond prospect a total of $6,305 in acquisition costs were written off for this property.

During the Issuer's first quarter ended August 31, 2005 the Company incurred a total of $133,805 in acquisition costs. The costs were related to the Issuer advancing a non-refundable cash deposit of $6,305 on certain diamond claims situated in South Africa which the Company has been in preliminary discussion to conclude an option agreement and by issuing a total of 850,000 common shares in the capital of the Company to the Optionor of the San Carlos Claims at a deemed price of $0.15 per share. 100,000 of these shares were issued in connection with the Issuer's first share payment obligation to the Optionor pursuant to the terms of the New San Carlos Agreement and 750,000 shares were also issued to the Optionor under the terms of the New San Carlos Agreement in connection with the Company's shortfall of approximately $100,000 for minimum required property expenditures that was required to be incurred over the Property not later than March 15, 2005 under the terms of the old San Carlos Agreement.

During the Company's fourth quarter and year ended May 31, 2005, the Issuer incurred $14,163 in acquisition costs. These costs were related to a cash payment of $10,000 and the issuance of 27,750 common shares in the capital of the Company at a deemed price of $0.15 per share to the Vendor of the Dedee Rhode and Dixie Bell properties in connection with the Issuer satisfying its second anniversary cash and share payment obligations to the Vendor of the Claims. 9,000 common shares of the 27,750 share payment was issued to the Vendor in consideration for the Vendor agreeing to reduce the Company's first year minimum work commitment over the Claims from $14,000 to $nil. Both the cash and share payments were issued to the Vendor during the Company's fourth quarter ended May 31, 2005. In comparison, during the Company's fourth quarter and year ended May 31, 2004, the Issuer incurred acquisition costs totaling $49,500 in connection with the acquisition of the San Carlos Property by issuing 100,000 common shares in the capital of the Company to Almaden Minerals at a deemed price of $0.40 per share ($40,000) and paying $5,000 cash to the Vendor of our Red Lake Property in connection with the Company's first anniversary property payment obligation for the Property and by also issuing a total of 18,750 common shares in the capital of the Company at a price of $0.24 per share to the Vendor of the Red Lake Property in connection with the Issuer's first anniversary share payment obligation (6,250 shares) and 12,500 shares were also issued to the Vendor in consideration for an extension in time granted to the Company by the Vendor for the Issuer to complete its minimum work program over the Property.

During the Company's fourth quarter and year ended May 31, 2004, the Issuer incurred a write-off in acquisition costs totaling $109,500. Built into the write-off of $109,500 was $62,500 in acquisition costs incurred during the Company's fourth quarter of 2004 relating to the abandonment of the Issuer's CEO Claims and a write-off $47,000 in acquisition costs incurred during the Company's third quarter of 2004 relating to the abandonment of the YANKEE Property.

2.G DEFERRED EXPLORATION EXPENDITURES

The table below is a summary of deferred exploration expenses incurred by the Company for work performed over its resource properties during the Issuer's fiscal year end (column 2) and its fourth quarter ended May 31, 2006, (column 3) with comparative deferred exploration expense figures that the Company incurred during its previous five quarters (column 4, 5, 6, 7 and 8) and two previous fiscal years ended May 31, 2005 and May 31, 2004 (column 8 and 9).

Description	Year Ended 2006 05/06/01 to 06/05/31 Y/M/D	4th Quarter 2006 06/03/01 to 06/05/31 Y/M/D	3rd Quarter 2006 05/12/01 to 06/02/28 Y/M/D	2nd Quarter 2005 05/09/01 to 05/11/30 Y/M/D	1st Quarter 2005 05/06/01 to 05/08/31 Y/M/D	4th Quarter 2005 05/03/01 to 05/05/31 Y/M/D	3rd Quarter 2005 04/12/01 to 05/02/28 Y/M/D	Year Ended 2005 04/06/01 to 05/05/31 Y/M/D	Year Ended 2004 03/06/01 to 04/05/31 Y/M/D
Deferred Exploration Expenditures	$773,565	$194,501	$478,977	$54,508	$45,579	$20,466	$327,245	$409,974	$NIL
Abandonment (Write-Offs)	$1,168,811	$1,168,811	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$764,436

During the Company's year ended May 31, 2006 the Issuer incurred $773,565 in deferred exploration expenditures in connection with mapping, line cutting, ground geophysical surveys and a 950 metre drill program performed over the San Carlos Property during the Issuer's current fiscal year under review. In comparison, during the previous year of 2005 the Issuer incurred $409,974 in deferred exploration expenditures relating to work performed over the San Carlos and Dedee Rhode and Dixie Bell Properties which is discussed in further detail hereunder.

During the Issuer's fourth quarter ended May 31, 2006 the Company incurred $194,501 in deferred exploration expenditures which was mainly due to communication costs ($6,565), geological consulting charges ($39,157), drilling costs ($39,598), equipment rental ($5,585), field expenditures ($26,374), helicopter services ($55,415) and local labor charges ($16,364) that were incurred in connection with the San Carlos Project drill program. In comparison, during the Company's fourth quarter and year ended May 31 2005, the issuer incurred $20,466 in deferred exploration expenditures on its properties which is discussed in further detail below.

During the Issuer's fourth quarter and year ended May 31, 2006 the Company wrote off a total of $1,168,811 in deferred exploration costs relating to exploration expenditures that were incurred over the San Carlos Property. The Company wrote these costs off due to poor assay results that were received by the Company for cores samples from the San Carlos Property that were analysed by Acme Laboratories in Vancouver, Canada. The Company terminated its option agreement with the Optionor of the property effective July 25, 2006.

During the Issuer's third quarter ended February 28, 2006 the Company incurred $478,977 in deferred exploration expenditures mainly due to the Issuer recording $117,365 for consulting fees, $115,192 for drilling expenditures and $136,575 for helicopter services in connection with the Issuer's 2005 drill program over its San Carlos Property and $59,532 for property taxes also related to the San Carlos Property.

During the Issuer's second quarter ended November 30, 2005 the Company incurred $54,508 in deferred exploration expenditures due to the Issuer recording $22,547 for professional geological consulting fees, $13,352 for camp supplies, $5,515 for camp operations, $4,718 for equipment rental, $2,221 for field travel, $1,281 for contractors, $750 for communication equipment, $241 for office and accounting and $261 for management fees in connection with exploration expenditures incurred over the San Carlos Property during the Issuer's 2005 drill program and $3,622 for staking and taxes also relating to the San Carlos Claims. In comparison, during the Issuer's second quarter of 2004, the Company incurred $3,519 in deferred exploration expenditures in connection with consulting fees relating to the San Carlos Property. During the Issuer's second quarter of 2005 the Company incurred $nil in abandonment (write-off) costs compared to $nil for the same period of 2004.

During the Issuer's first quarter ended August 31, 2005 the Company incurred $45,579 in deferred exploration expenditures relating to claim maintenance ($12,036), professional geological consulting fees ($6,136), management fees ($2,580) and for the payment of property taxes for the San Carlos Claims for the second semester of 2005 ($24,827) and incurred $nil in abandonment costs. In comparison, during the Company's first quarter ended August 31, 2004, the Issuer incurred $58,744 in deferred exploration expenditures and $nil in abandonment (write-off) costs. The $58,744 in deferred exploration expenditures were related to the Company recording $42,956 for property taxes, $9,574 for assays, $3,579 for consulting fees, $2,268 for management fees and $367 for computer and rent charges for the San Carlos Property.

During the Issuer's fourth quarter ended May 31, 2005 the Company incurred $20,466 in deferred exploration expenditures relating to professional geological consulting fees ($8,500) connected to the San Carlos Project and for professional geological consulting fees ($3,350) and staking costs ($8,616) relating to the Dedee Rhode and Dixie Bell Claims. In comparison, during the Company's fourth quarter and year ended May 31 2004, the issuer incurred $nil in deferred exploration expenditures on its properties.

During the Company's third quarter of 2005, the Issuer incurred $327,245 in deferred exploration expenditures in connection with assay analysis charges, consulting fees, field equipment rental fees, field travel, management fees, taxes and ground geophysical surveys performed over the San Carlos Property compared to $nil during the same period of 2004. During the Issuer's third period of 2005, the Company recorded a total of $nil in connection with write-offs or abandonment of its properties compared to a $565,383 write-off incurred during the same period of the previous year due to the abandonment of the YANKEE Property as discussed below.

During the Company's year ended May 31, 2005 the Issuer incurred $409,974 in deferred exploration expenditures on its properties which was related to work performed over the San Carlos Property ($395, 246) and for professional geological consulting fees ($4,308) and staking costs ($10,420) relating to the Dedee Rhode and Dixie Bell Claims. In comparison, during the previous year of 2004 the Issuer incurred $nil in deferred exploration expenditures.

During the Issuer's fiscal year of 2005 the Company incurred $nil for abandonment (write-off) costs of its properties compared to $764,436 during the same period for the fiscal year ended May 31, 2004. This write-off was due to the Issuer abandoning its CEO Claims ($199,053) and the YANKEE Property ($565,383) during the Company's fourth ($199,053) and third quarters ($565,383) of 2004, respectively.

Please refer to the "Consolidated Schedule of Deferred Resource Property Expenditures" – Schedule 1 and 2 - in our Audited Consolidated Financial Statements attached hereto for a detailed breakdown of all expenditures incurred over the Company's properties.

3. TRANSACTIONS WITH RELATED PARTIES

The table below is a summary of transactions with related parties incurred by the Company during the Issuer's fourth quarter ended May 31, 2006, (column 2) with comparative figures for the previous five quarters (column 3, 4, 5, 6, and 7).

Description	4th Quarter 2006 06/03/01 to 06/05/31 YY/MM/DD	3rd Quarter 2006 05/12/01 to 06/02/28 YY/MM/DD	2nd Quarter 2005 05/09/01 to 05/11/30 YY/MM/DD	1st Quarter 2005 05/06/01 to 05/08/31 YY/MM/DD	4th Quarter 2005 05/03/01 to 05/05/31 YY/MM/DD	3rd Quarter 2005 04/12/01 to 05/02/28 YY/MM/DD
Remuneration paid to a shareholder, director and president of the Company	$30,000	$30,000	$30,000	$15,000	$15,000	$15,000
Remuneration paid to other directors of the Company	$Nil	$1,500	$Nil	$Nil	$3,800	$1,000
Funds due to a director included in accounts payable and accrued liabilities	$9,532	($4,921)	$38,704	$8,890	$15,327	$20,317

4. INVESTOR RELATIONS

HAWKEYE provides our shareholders and the investment community with a toll-free telephone number and a web site to contact the Company for corporate information and updates. Investor relation activities undertaken by the Company generally consists of a) attending certain industry related trade and convention conferences; b) revisions to our web site and; c) communication to the investment community through personal and electronic means.

During the Issuer's fourth quarter and year ended May 31, 2006, Investor Relations activities undertaken by the Company consisted of revisions and updates to our web site, communication to the investment community through personal and electronic means and placement of corporate awareness advertisements in one prominent business magazine and one business TV show.

5. TRANSACTIONS REQUIRING REGULATORY APPROVAL

As at the end of the Issuer's fourth quarter and year ended May 31, 2006 there were no transactions outstanding that required TSX Venture Exchange approval.

6. MANAGEMENT CHANGES

During the Issuer's fiscal year ended May 31, 2006 the Company did not incur any management changes.

Below is a summary of HAWKEYE's management team:

Greg Neeld, President & CEO, Mr. Neeld brings 20 years of business experience and knowledge in both the private and public sectors to HAWKEYE's management team. His business career includes successful ventures in manufacturing and distribution, consumer electronics, food and beverage, commercialization of a family patented protective head device for hockey players and investment in the resource industry. This was concurrent to a 10-year professional hockey career. Mr. Neeld has raised significant capital for both private and public companies. He specializes in corporate structure, mergers and acquisitions, targeting and retaining industry management and marketing teams and promotion to the investment community. Mr. Neeld will use his experience in the public market and financial community to bring HAWKEYE to the forefront of the mining industry.

Mr. John R. Fraser, P.Geo., Mr. Fraser has been associated with the mining industry for over 30 years including seven years as Senior Geologist for **Bow Valley Industries Ltd.** and 15 years with **Noranda Exploration Co. Ltd.** culminating as Noranda's Exploration Manager for Central Canada. His search for base and precious metals, uranium and diamonds has taken Mr. Fraser throughout Canada, USA, Mexico, Argentina, South Africa and Namibia and Finland. These efforts have resulted in the discovery of the Tundra gold deposit in the Northwest Territories (one of the largest undeveloped gold deposits in Canada), a gold deposit in Nevada that was placed into production by Santa Fe Pacific Gold Corporation and a uranium deposit in Saskatchewan and several diamondiferous kimberlites in the Northwest Territories.

Mr. Fraser holds a Bachelor of Science degree in Geophysics and a Masters of Science degree in Geology from the University of British Columbia. He is registered as a professional Geoscientist with the Association of Professional Engineers and Geoscientists of British Columbia and as a Professional Geologist with the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories.

Dr. George Poling, Ph.D., P.Eng., Dr. George W. Poling agreed to join the Company's management team to act as an advisor to the Board of Directors in the capacity of Senior Consulting Engineer. Dr. Poling, a long time Board Member of Dia Met Minerals Ltd., served as a Director of Dia Met from 1987 until it was bought-out by BHPBilliton in 2001. He is Professor emeritus and former Head of the Department of Mining and Mineral Process Engineering at the University of British Columbia, where he taught from 1968 until he retired in 1997. He was also Research Coordinator for the B.C. Mining Association. Dr. Poling holds a Bachelor of Science in Mining and Metallurgical Engineering and a Ph.D. in Mineral Process Engineering, both from the University of Alberta. He is one of Canada's leading experts in the mineral processing and environmental management of mining operations. Dr. Poling is a Senior Vice-President of Rescan Environmental Services Ltd.

Directors and Officers

The Company's Directors are:

Greg Neeld, John R. Fraser (P.Geo.), Andree Plourde, Maureen Keremidschieff.

The Company's Officers are:

Greg Neeld, John R. Fraser (P.Geo.).

7. SUBSEQUENT EVENTS

The following is a disclosure of material events that affected your Company subsequent to the end of its fourth quarter and year ended May 31, 2006 and to the date of this report, September 28, 2006 (the "post year end review period"):

7.A OPERATIONS

SAN CARLOS PROPERTY
Tamaulipas, Mexico

As discussed in section 2A, OPERATIONS, San Carlos Property above, during the post year review period, on June 7, 2006 the Company received core assay results from Acme laboratories of Vancouver, British Columbia in connection with its 950 metre drill program performed over the San Carlos Property during the Issuer's current fiscal year ended May 31, 2006. Assay results were disappointing and returned no material results. Due to poor assay results management and the Company's consulting geologists decided to end any further exploration activities over the claims. On July 25, 2006 the Company gave termination notice to the San Carlos Optionor thereby terminating any right, title or interest that the Issuer had in or to the San Carlos mineral property. The Company will now turn its focus to its Swiss Bank Property located in Nevada and its Dedee Rhode and Dixie Bell Properties located in Red Lake, Canada.

SWISSS BANK PROPERTY
Nevada, USA

Effective June 5, 2006, the Company entered into an exploration and development agreement with a Nevada corporation, AuEx, Inc. (the "Optionor"), allowing the Company to earn up to a 70% interest in a property (the "Swiss Bank") located in Pershing County, Nevada, United States.

Pursuant to the terms of the agreement, the Company paid to the Optionor $5,000 USD on the effective date of the agreement, and is to pay a further $5,000 USD six months after the effective date, and incur $50,000 USD in property expenditures during the first year, $100,000 USD in property expenditures during each of the second and third years and $750,000 USD in property expenditures during the fourth year in order to earn a 51% interest in the Swiss Bank. The Company has the right to increase its interest to 60% by incurring a further $1,000,000 USD in property expenditures and, may further increase its interest to 70% by incurring all costs of a positive feasibility study recommending construction and operation of a mine.

The Swiss Bank has three drill ready targets and the Company intends to commence a 15 to 20 hole drill program consisting of approximately 6,000 metres sometime before Christmas. Commencement of the drill program is subject to financing. During the post year end review period the Company carried out some preliminary prospecting work over the Swiss Bank Propoerty.

Dedee Rhode and Dixie Bell Properties
Red Lake, Canada

As discussed above in section 2A, on May 31, 2006, the Company entered into an amending agreement with the Optionor of the Dedee Rhode and Dixie Bell Properties whereby the Optionor agreed to accept 100,000 common shares in the capital of the company in lieu of $10,000 cash which was half the amount that the Issuer was required to pay the Optionor for its third anniversary cash obligations to the Optionor for the property. In addition the Optionor agreed to accept payment of the remaining $10,000 cash payment in instalments over time.

As a result, the Company was required to pay $3,000 by June 30, 2006, $7,000 by August 15, 2006, and to issue 106,250 common shares of the Company to the Optionor by June 30, 2006.

The $3,000 cash payment and issuance of 106,250 common shares occurred in July of 2006.

The Company failed to make the $7,000 cash payment by August 15, 2006. The Optionor then agreed on August 29, 2006 to allow the Company until October 6, 2006 to make the required payment either in cash or by the issuance of 100,000 shares.

7.B FINANCIAL INFORMATION

During the post year end review period the Issuer issued a total of 106,250 common shares in the capital of the company for reasons described in the above section. Other than this transaction there were no additional common shares issued from treasury and there were no options or warrants that were exercised or had expired during the period.

During the same period, the Company obtained additional loans totaling $112,000 from a lender on similar terms as the existing loans described in section 2.B (i) above. The new loans include a requirement for the Company to repay loan principal of $15,000 for every $100,000 raised in future private placements. Finance fees owing by the Company in respect to the new loans totaled $24,800 at August 30, 2006 and will increase by another $12,200 after September 22, 2006, and by another $8,500 after September 30, 2006, if the related loans are not repaid in full by those dates.

7.C ACQUISITION OR ABANDONMENT OF RESOURCE PROPERTY

Other than the Company acquiring an option on the Swiss Bank Property described above, it did not acquire an interest in any additional resource properties, nor did it abandon any of its existing resource properties during the period.

7.D MANAGEMENT CHANGES

The Issuer did not incur any management changes during its post year-end review period.

7.E INVESTOR RELATIONS

During the post quarter review period Investor Relations activities undertaken by the Company consisted of continued structural changes and updates to our web site, communication to the investment community through personal and electronic means and placement of corporate awareness advertisements in one prominent business magazine and one business TV show.

7.F TRANSACTIONS REQUIRING REGULATORY APPROVAL

During the post year end review period there were no outstanding transactions that required TXS Venture Exchange acceptance.

7.G FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

During the post year end review period the Issuer did not arrange for or complete any financings. The Company is planning to launch an aggressive money raising campaign shortly so that it can finance its drill program over the Swiss Bank property, commence work over the Dedee Rhode and Dixie Bell Properties in Red Lake, acquisitions of new properties, pay down debt and working capital purposes. In light of this comment management has commenced initial communication with our network of brokerages and hope to be able to announce details of a financing package in the near future.

8. LIQUIDITY AND CAPITAL RESOURCES

As discussed above, the Company has experienced a loss of $2,024,614 for the year ended May 31, 2006 (2005 - $528,146) and, as at May 31, 2006 has a deficit of $9,191,797 (May 31, 2005 - $7,167,183) and a working capital deficiency of $201,194 (May 31, 2005 – $397,212). The future operations of the Company are dependent upon the continued support of our shareholders and the investment community and management's ability to continue to raise further capital to fund the Issuer's future operations through the issuance of equity via private and public non-brokered and brokered financing opportunities.

As discussed above, management has commenced talks with its brokerage network and will aggressively pursue financing opportunities with intentions of financing the company through either a brokered or non-brokered private placement in the near future. We intend to pursue a financing with a two pronged approach in mind which could possibly include a flow-through and non flow-through component to it. The flow-through component would be used to fund the exploration program for our Dedee Rhode and Dixie Bell Properties and the non-flow through component would be used in part to repay the $194,500 loan payable recorded on the Issuer's Balance Sheet as at the date of this report September 28, 2006, for working capital requirements, to acquire new properties and to fund the Company's exploration and drill programs over its Swiss Bank Property located in Nevada, USA.

9. RISK AND OPPORTUNITIES

The following is a discussion of risk and uncertainties that the Company is subject to which are unavoidable and are inherent to the industry. Although we have done our best to state risks that we feel the Company is currently susceptible, additional risks that are not presently known to the Company may impact the Issuer's financial results in the future.

Industry

HAWKEYE is engaged in the exploration of mineral properties which is an inherently risky business. There is no assurance that the Company will ever discover an economically viable mineral deposit on any of its properties. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

Gold and Metal Prices

The price of gold is affected by numerous factors beyond the control of the Company including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities. The price of other minerals that the Company is exploring for, also have the same or similar price risk factors. These elements can have significant impacts on the industry, the Issuer's stock price which in turn can have an impact on the management's ability to raise future capital to finance the Issuers operations and work programs over its properties.

Exchange Rate Fluctuations

Fluctuation in currency exchange rates, principally the Canadian/US dollar exchange rate, can significantly impact cash flows. The exchange rate has varied substantially over time. All of the Company's upcoming exploration expenses in Nevada, USA will be denominated in US dollars. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which may impact financial results. The company does not engage in currency hedging to offset any risk of exchange rate fluctuation.

Environmental

HAWKEYE's exploration and development activities are subject to extensive laws and regulations governing environment protection. Although the Company closely follows and believes it is operating in compliance with all applicable environment regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply could result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.

Laws and Regulations

HAWKEYE's exploration activities are subject to extensive federal, provincial and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, its advisors and contractors to ensure compliance with current laws.

Title to Properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects and native land claim issues.

Competition

There is competition from other mining exploration companies with operations similar to those of the Company's. Many of the mining companies with which the Company competes have operations and financial strength greater than that of the Company.

Dependence on Management

The Company strongly depends on the business and technical experts of its management and there is little possibility that this dependence will decrease in the near term.

10. ISSUED AND OUTSTANDING

The following is a snapshot of the Company's capitalization presented on a fully diluted basis as at the date of this report, September 28, 2006:

Issued and Outstanding	**September 28 , 2006**
Common Shares	25,129,424
Share Purchase Warrants	12,720,434
Director/Employee/Consultant Options	2,274,769
Fully Diluted	**40,124,627**

Summary of warrants and other convertible securities outstanding at the end of the Issuer's post year end review period ended September 28, 2006:

Type of Convertible Security	**(c) Expiry Date**	**(b) Exercise Price/Share**	**(a) Number of Securities**	**Exercise Value $**
Private Placement Warrants	Nov 2, 2006	$0.20	525,000	$105,000
Private Placement Warrants	Nov 31, 2006	$0.20	50,000	$10,000
Private Placement Warrants	Feb 11, 2007	$0.20	1,054,167	$210,833
Private Placement Warrants	Feb 11, 2007	$0.20	1,550,000	$310,000
Finders Shares - Warrants	Feb 11, 2007	$0.20	8,000	$1,600
Broker Warrants	Feb 11, 2007	$0.20	269,167	$53,833
Finders Warrants	Aug 7, 2007	$0.15	428,100	$64,215
Private Placement Warrants	Aug 7, 2007	$0.15	6,836,000	$1,025,400
Finders Warrants	Sept 9, 2007	$0.15	130,000	$19,500
Private Placement Warrants	Sept 9, 2007	$0.15	1,870,000	$280,500
			12,720,434	**$2,080,881**

Summary of options outstanding at the end of the Issuer's post year end review period ended September 28, 2006:

Date Granted	**Expiry Date**	**Exercise Price/Share**	**Number of Options**	**Exercise Value $**
January 18, 2002	January 18, 2007	$0.15	53,573	$8,036
June 5, 2002	June 5, 2007	$0.15	79,250	$11,887
October 2, 2003	October 2, 2008	$0.15	191,499	$28,725
February 15, 2005	February 15, 2010	$0.30	542,000	$162,600
October 10, 2005	October 10, 2010	$0.15	725,447	$108,817
February 14, 2006	February 14, 2011	$0.12	683,000	$81,960
Total			**2,274,769**	**$402,025**

11. OUTLOOK

As you know, we all gave the San Carlos Property the best shot we could, that is from everyone in management, our geologists, loyal shareholders and brokerages who, faithfully funded and supported us through the work program and drilling stages. Based upon results from initial mapping, ground geophysical surveys, assays from rock samples and recommendations from our geologist the property had to be drilled. We gave it our best shot. The drill core assay results were very disappointing and we could not justify going any further forward with the property which is the reason we terminated our agreement with the Optionor of the San Carlos property.

With that all said, management is pleased to advise our loyal shareholders that we will now focus our energies on the Swiss Bank Property which was acquired during the post year end review period and is an interesting epithermal style gold and silver prospect located approximately ten kilometres northwest of Lovelock in the state of Nevada, USA. As discussed above, we have completed a detailed mapping and rock sampling and ground magnetic survey over the property to better define the three drill ready targets on the property as well as possibly discovering other potential drill targets. Our short term goals over the next few months will be to:

A. Complete a significant brokered or non-brokered financing for working capital and property acquisition purposes and to finance a 15 to 20 hole drill program over the Swiss Bank Property;

B. Acquire another gold property either in Mexico, USA or Canada; and

C. Commence early stage exploration over our Dedee Rhode and Dixie Bell Claims in Red Lake, Ontario, Canada.

We would like to take this opportunity again to thank our valued friends, shareholders, professionals, geologists and brokerages who have faithfully supported and financed us during the past fiscal year which spring boarded the Company to the drilling stage with its San Carlos Property and to let you know that we appreciate and look forward to your continued support and to also point out that significant strides have been made during the Issuer's post year end review period with regards to the acquisition of the Swiss Bank Property placing HAWKEYE on solid footing to raise additional capital and enhancing shareholder value.

If you have any questions feel free to contact us through any of the methods below:

Toll Free:	1-800-665-3624 (North America)
Vancouver	(604) 878-1339
Facsimile:	(604) 688-3402
E-mail:	hko@hawkeyegold.com
Web Site:	www.hawkeyegold.com

Management has assessed the effectiveness of the Company's disclosure controls and procedures used for the financial statements and MD&A as at September 28, 2003. Management has concluded that the disclosure controls are effective in ensuring that all material information required to be filed has been made known to them in a timely manner. The required information was effectively recorded, processed, summarized and reported within the time period necessary to prepare the annual filings. The disclosure controls and procedures are effective in ensuring that information required to be disclosed pursuant to applicable securities laws are accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

ON BEHALF OF THE BOARD OF DIRECTORS OF HAWKEYE GOLD & DIAMOND INC.

Greg Neeld
President & C.E.O.

DATED: SEPTEMBER 28, 2006

NOTES


HAWKEYE
GOLD & DIAMOND INC.

"HAWKEYE is committed to building
shareholder value through prudent and
strategic worldwide investments
in low-cost, high potential
mineral opportunities"

HAWKEYE GOLD & DIAMOND INC.
Suite 2302 – 120 Milross Avenue, Vancouver, B.C., Canada V6A 4K7
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com

TSX VENTURE EXCHANGE – HKO